PRESS RELEASE
Amsterdam • 11 May 2006
ING posts 28.7% increase in underlying net profit in 1st quarter
•	Net profit up 3.3% to EUR 2,006 million: growth compensates for divestment gains in 2005
-	Underlying net profit rises 28.7% to EUR 1,976 million[1]

-	Earnings per share increase 4.1% to EUR 0.93 from EUR 0.89

-	Life premium income up 14.4%, led by Asia, U.S. and Central Europe

-	Banking income rises 12.0%, driven by strong growth in Retail Banking, ING Direct and ING Real Estate
•	Emphasis on value creation and pricing discipline leads to higher returns
-	Risk-adjusted return on capital after tax from banking rises to 24.0% from 19.8%

-	Internal rate of return on new life insurance business increases to 14.0% from 12.6%

-	Value of new life insurance business rises 31.9% to EUR 248 million
•	Efficiency improves due to continued focus on execution
-	Cost/income ratio of banking operations improves to 60.4% from 63.7%

-	Outsourcing and streamlining of the Operations & IT organisation is on plan

-	Restructuring at Nationale-Nederlanden remains on track
Chairman’s Statement
“The first quarter marked a strong start to the year, with an increase in underlying net profit of 28.7% to a record EUR 1,976 million. Net profit rose to EUR 2,006 million, an increase of 3.3%, as a strong underlying performance more than compensated for about EUR 400 million of divestment gains that boosted net profit in the first quarter last year,” said Michel Tilmant, Chairman of ING Group.
“ING’s three key growth engines — ING Direct, retirement services, and life insurance in developing markets — continued their strong performance and Retail Banking posted a record quarter, with underlying profit before tax up 43.7%.”
“Our emphasis on value creation has led to increased returns from both insurance and banking as business units sharpen their focus on product pricing and capital efficiency. The risk-adjusted return on capital for the banking operations increased to 24.0% and the internal rate of return on new life insurance sales increased to 14.0%. This performance was achieved as the Executive Board continues to allocate more capital to businesses with strong growth potential and the highest returns.”
“Expenses have remained under control as we continue to improve execution and increase efficiency, despite continuing investments to increase customer satisfaction and strengthen compliance. The efficiency programme at our Dutch life insurance business is on track and programmes announced last year to streamline and outsource parts of the Operations & IT organisation are progressing on plan.”
“The banking activities continue to benefit from low loan losses. While we see no sign yet of a deterioration in our credit portfolio, loan losses are expected to return gradually to more normalised levels over the coming years. Looking forward, ING remains confident in the growth prospects of its underlying businesses and in its ability to continue to create value for shareholders in the year ahead.”

1.	Underlying profit excludes the impact of divestments and special items as specified in Appendix 2.
Contacts

Media relations
+31 20 541 6522

Press Conference Call
11 May, 9:30 a.m. CET
NL +31 20 794 8489
UK +44 20 7190 1269
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+31 20 541 5571
Analyst Presentation
11 May, 11:15 a.m. CET
ING House, Amsterdam
Analyst Conference Call
11 May, 4 p.m. CET
NL +31 20 796 5332
UK +44 20 851 5 2303
US +1 303 262 2140
Contents

ING Group Key Figures	2
Insurance	5
Insurance Europe	7
Insurance Americas	9
Insurance Asia/Pacific	11
Banking	13
Wholesale Banking	15
Retail Banking	17
ING Direct	19
Asset Management	21
Capital Management	23
Appendices	24

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1. ING Group
ING Group: Key Figures

	Quarterly Results
In EUR million	1Q2006	1Q2005	Change	4Q2005	Change

Underlying[1] profit before tax:
Insurance Europe	443	506	-12.5%	561	-21.0%
Insurance Americas	484	437	10.8%	424	14.2%
Insurance Asia/Pacific	156	169	-7.7%	112	39.3%
Corporate Line Insurance	122	-127		-75

Underlying profit before tax from Insurance	1,205	985	22.3%	1,022	17.9%

Wholesale Banking	764	725	5.4%	502	52.2%
Retail Banking	566	394	43.7%	506	11.9%
ING Direct	163	127	28.3%	184	-11.4%
Corporate Line Banking	-20	-54		-64

Underlying profit before tax from Banking	1,473	1,192	23.6%	1,128	30.6%

Underlying profit before tax	2,678	2,177	23.0%	2,150	24.6%

Taxation	610	580	5.2%	492	24.0%

Profit before third-party interests	2,068	1,597	29.5%	1,658	24.7%
Third-party interests	92	62	48.4%	109	-15.6%

Underlying net profit	1,976	1,535	28.7%	1,549	27.6%

Net gains/losses on divestments	30	390	-92.3%	18	66.7%
Net profit from divested units		16		-5
Special items aftertax				278

Net profit (attributable to shareholders)	2,006	1,941	3.3%	1,840	9.0%

Earnings per share (in EUR)	0.93	0.89	4.1%	0.85	9.4%

Key figures
Underlying net return on capital & reserves[2]	24.8%	27.2%		26.6%
Assets under management (end of period)	555,100	470,100	18.1%	547,400	1.4%
Total staff (FTEs end of period)	117,949	113,723	3.7%	116,614	1.1%

1.	Underlying profit before tax and underlying net profit are non-GAAP measures for profit excluding divestments and special items as specified in Appendix 2

2.	Figure under 4Q 2005 is for full year 2005
Key Performance Indicators
KPIs Growth
•	Underlying net profit up 28.7% to EUR 1,976 million

•	New life sales increase 25.9% to EUR 1,771 million

•	Bank income increases 12.0% to EUR 3,661 million
In the first quarter of 2006 ING continued to invest for growth. The three key growth engines — ING Direct, life insurance in developing markets, and retirement services — delivered a strong performance in the first quarter. ING Direct added a record 1.1 million new customers and continued to increase marketing to support its strong commercial growth. New life sales at Insurance Asia/Pacific increased 22.2%. The retirement services business in the U.S. posted a 37.3% increase in new sales. ING’s businesses in mature markets also made a substantial contribution to growth, particularly in Retail Banking, which posted a 43.7% increase in underlying profit before tax to a record EUR 566 million in the first quarter. In total, income at the banking operations increased 12.0%. Life premium income rose 14.4%, and new life sales increased 25.9%, attesting to the strong growth potential within the Group. Overall, underlying net profit rose 28.7% to EUR 1,976 million.
KPIs Value Creation
•	Banking RAROC after tax rises to 24.0% from 19.8%

•	Internal rate of return on new life sales rises to 14.0%

•	Value of new business rises 31.9% to EUR 248 million
ING’s emphasis on value creation, including sharper attention to product pricing and a more stringent approach to capital allocation, has increased returns from both banking and insurance. The economic capital attributed to Retail Banking and ING Direct both increased to support the continued growth of the business. More efficient use of capital and an emphasis on value-added business at Wholesale Banking contributed to a strong increase in returns from that business. In total, the risk-adjusted return on capital of the banking operations increased to 24.0% from 19.8%. The life insurance operations focused on increasing returns by analysing product pricing on market-consistent models to ensure that risks and guarantees are appropriately reflected. The internal rate of return on new life sales rose to 14.0% from 12.6%, reflecting improved pricing and product mix as well as growth in Asia, where margins are higher. The value of new business rose 31.9% to EUR 248 million.

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KPIs Execution
•	Cost/income ratio banking improves to 60.4%

•	Expenses/assets under management improves to 0.74%

•	Restructuring at Nationale-Nederlanden on track
The renewed focus on improving execution, including cost reduction, customer satisfaction, and simplifying the product offering, has resulted in increased efficiency. The underlying cost/income ratio of the banking operations improved to 60.4% from 63.7%. Programmes announced last year to streamline and outsource parts of the Operations & IT organisation are on track to deliver cost savings from 2008. The restructuring at Nationale-Nederlanden is showing results, contributing to a reduction in operating expenses at the Dutch insurance business.
In the first quarter, underlying net profit increased 28.7% to EUR 1,976 million, driven by strong growth in Retail Banking and ING Direct as well as the life insurance activities in South Korea, Japan, the U.S. and Central Europe. A strong underlying performance from the continuing businesses more than compensated for lower gains on divestments which had boosted net profit in the first quarter of 2005. Including the impact of divestments and special items, net profit rose 3.3% to EUR 2,006 million. Net profit per share rose 4.1% to EUR 0.93. Compared with the fourth quarter of 2005, underlying net profit rose 27.6% and net profit increased 9.0%, reflecting special items in the previous quarter.
Insurance
ING’s insurance operations posted a 22.3% increase in underlying profit before tax to EUR 1,205 million, driven by higher life results in the U.S., South Korea and Central Europe as well as continued strong results from non-life insurance. Premium income rose 12.5% to EUR 12,525 million. The value of new life business increased 31.9% to EUR 248 million, driven by strong sales in the Americas and Asia/Pacific, improved product pricing in the Netherlands and the U.S., and EUR 16 million in currency effects. The internal rate of return increased strongly to 14.0% from 12.6%, reflecting improved product pricing and a better product mix. The non-life activities continued to benefit from a favourable claims environment, notably in the Netherlands, while Canada experienced the earlier-anticipated increase in its combined ratio from historic lows. The overall combined ratio improved slightly to 87% from 88%. Insurance results were also supported by higher realised capital gains on equities, revaluations of real estate, higher gains on old reinsurance business, and currency effects.
Insurance Europe
At Insurance Europe, underlying profit before tax declined 12.5% to EUR 443 million, mainly due to fair-value changes on investments and derivatives related to certain group life contracts in the Netherlands as a result of higher interest rates. Operating expenses for Insurance Europe declined 3.7% due to lower costs in the Netherlands, despite continued investments to renew systems and improve efficiency. Premium income increased 2.7%, driven by higher life premiums in Central Europe & Spain. The value of new business at Insurance Europe increased 15.2% to EUR 53 million, lifted by higher sales in Central Europe and the Netherlands. The internal rate of return rose to 14.4% as products were repriced and efficiency improved.
Insurance Americas
Insurance Americas posted a 10.8% increase in underlying profit before tax to EUR 484 million, driven by growth in assets under management, strong sales and good persistency at the U.S. life business. Interest-related losses on the fixed-income portfolio in the U.S. were largely offset by currency effects, which had a positive impact of EUR 57 million. The value of new life business at Insurance Americas climbed 65.1% to EUR 71 million, led by higher sales in retirement services. The internal rate of return increased to 11.6% from 10.5%, reflecting an improved product mix and pricing, particularly in annuities. Profit from the Canadian non-life business increased, supported by currency effects and gains on fixed-interest securities. The combined ratio increased as anticipated from historic lows, however underwriting results continued to be strong.
Insurance Asia/Pacific
Underlying profit before tax from Insurance Asia/Pacific declined 7.7% to EUR 156 million, reflecting continued reserve strengthening in Taiwan as a result of low interest rates. Underlying profit before tax excluding Taiwan increased 41.8% to EUR 156 million from EUR 110 million, driven by South Korea and Japan. Premium income rose 9.9% and the value of new business increased 25.3% to EUR 124 million, driven mainly by sales in South Korea and Taiwan. The internal rate of return rose to 17.1% from 15.2% driven by higher returns in South Korea. Compared with the fourth quarter of 2005, underlying profit before tax increased 39.3%.
Corporate Line Insurance
The Corporate Line Insurance showed a profit before tax of EUR 122 million, compared with a loss of EUR 127 million in the first quarter of 2005. The swing was caused mainly by EUR 144 million higher capital gains on shares as a result of higher stock markets and sales to increase the diversification of the portfolio. Realised capital gains on shares are accounted for in the Corporate Line

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and business units that hold shares in their investment portfolios receive an annual fixed return of 3% out of the Corporate Line. The run-off of old reinsurance business contributed a gain of EUR 30 million in the first quarter of 2006, up from EUR 9 million a year earlier. Lower interest expenses on core debt had a positive impact of EUR 20 million, and a fair value change in a swap position resulted in a profit of EUR 15 million in the first quarter of 2006.
Banking
Underlying profit before tax from ING’s banking operations increased 23.6% to EUR 1,473 million, driven by strong growth in income of 12.0%, a modest expense increase, and continued low risk costs, including a net release of loan loss provisions. Growth was driven by savings and mortgages at Retail Banking and ING Direct as well as the investment management activities of ING Real Estate. The cost/income ratio improved to 60.4% from 63.7% as expenses remained under control. The continued emphasis on value creation resulted in an increase in the risk-adjusted return on capital after tax to 24.0% from 19.8%, driven by higher returns and an increase in economic capital invested in businesses with high returns, such as Retail Banking.
Wholesale Banking
Wholesale Banking posted a 5.4% increase in underlying profit before tax to EUR 764 million, driven by strong income growth at ING Real Estate, cost control, and an improved performance of Wholesale’s international network. Results included EUR 63 million in releases from the provision for loan losses compared with a release of EUR 82 million in the first quarter last year. Underlying profit before tax from ING Real Estate rose 17.2% to EUR 116 million, supported by growth in assets under management. Profit before tax from Wholesale Banking excluding ING Real Estate rose 3.5% to EUR 648 million, driven by higher results outside the Benelux as the business strives to improve profitability by focusing on key clients and products. The cost/income ratio also improved to 53.9% from 55.5% due to a re-alignment of the operating model. However, about EUR 70 million in one-time costs are expected in the remainder of the year for compliance, including customer due diligence. The underlying risk-adjusted return on capital after tax improved to 23.4% from 19.7%.
Retail Banking
Retail Banking posted a record underlying profit before tax of EUR 566 million in the first quarter, up 43.7% from the same period last year. A 13.6% increase in income was driven by strong growth in mortgages and savings in the Netherlands and Belgium. Results were supported in part by prepayment penalties as clients refinanced their mortgages. Expenses remained under control, resulting in an improvement in the cost/income ratio to 62.2% from 68.1%. However, about EUR 100 million in one-time costs are expected in the remainder of the year for customer due diligence in the Netherlands. Returns increased further, with the underlying risk-adjusted return on capital after tax rising to 40.0% from 34.8%.
ING Direct
Underlying profit before tax from ING Direct rose 28.3% to EUR 163 million, driven by strong commercial growth, despite increased investments in client acquisition and marketing. ING Direct added a record 1.1 million new customers in the first quarter, taking the total number of clients at the end of March to 15.8 million. Funds entrusted increased by EUR 6.7 billion to EUR 194.7 billion. Off-balance sheet funds increased 22.2% to EUR 13.2 billion as clients shifted to mutual funds, particularly in Europe. The residential mortgage portfolio grew by EUR 3.3 billion to EUR 56.3 billion, amounting to 29% of total funds entrusted. The risk-adjusted return on capital after tax declined to 11.4% from 13.2% due to higher marketing costs to support growth. The U.K. posted a profit for the first time. Profit declined in the first quarter from the fourth due to an increase in marketing to support commercial growth.
Corporate Line Banking
The Corporate Line Banking posted a loss of EUR 20 million in the first quarter, narrowing from a loss of EUR 54 million in the same period last year when results were negatively impacted by the asymmetrical accounting for market making in ING bonds. This loss was reduced to nil following the implementation of the fair value option under IFRS in the third quarter of 2005. Otherwise, the Corporate Line Banking consists mainly of interest expenses related to capital management that are not allocated to the business lines.
Divestments & Special Items
Divestments contributed a net gain of EUR 30 million after tax (EUR 49 million before tax) in the first quarter of 2006 related to the unwinding of the cross-shareholding with Piraeus Bank in Greece (EUR 19 million after tax, EUR 34 million before tax) and the release of a provision related to the sale in 2004 of the Australian non-life insurance business (EUR 11 million after tax, EUR 15 million before tax). The first quarter of 2005 included EUR 390 million in net gains on divestments, mainly from the sale of Baring Asset Management and a small part of the stake in ING Bank Slaski. Divested units contributed EUR 16 million to net profit in the first quarter of 2005.
Taxes
The underlying effective tax rate declined to 22.8% from 26.6% and was within the expected range of 20-25%. Including the impact of divestments, the overall effective tax rate increased to 23.1% in the first quarter of 2006 from 22.2% in the first quarter last year, when profit included high tax-exempt gains on the sales of Baring Asset Management and a small stake in ING Bank Slaski.
Currency Impact
Currency rate differences had a positive impact of EUR 65 million on net profit in the first quarter. Before tax, currencies added EUR 99 million, of which EUR 66 million was in insurance and EUR 33 million in banking. The impact was mainly related to the stronger Canadian dollar, U.S. dollar, Mexican peso and South Korean won compared with the first quarter of 2005. The euro strengthened compared with the end of December, resulting in a negative impact on funds entrusted and mortgages at ING Direct of EUR 2.1 billion and EUR 1.0 billion respectively.
Assets under Management
Assets under management grew by EUR 7.7 billion to EUR 555.1 billion at the end of March driven by strong growth at ING Real Estate and Insurance Asia/Pacific. Net inflow amounted to EUR 7.0 billion. Higher stock markets had a positive effect of EUR 6.8 billion, while currencies had a negative impact of EUR 8.7 billion. Third-party assets under management grew by EUR 11.2 billion to EUR 363.9 billion, driven by growth from retail and private banking clients, due in part to a redefinition of the client scope for Private Banking.

4

2. Insurance
Insurance: Profit & Loss Account

	Quarterly Results
In EUR million	1Q2006	1Q2005	Change	4Q2005	Change

Premium income	12,525	11,130	12.5%	11,694	7.1%
Investment income	2,517	2,176	15.7%	2,528	-0.4%
Commission income	416	345	20.6%	294	41.5%
Other income	190	264	-28.0%	60	216.7%

Total underlying income	15,648	13,915	12.5%	14,576	7.4%

Underwriting expenditure	12,805	11,469	11.6%	11,894	7.7%
Other interest expenses	341	269	26.8%	246	38.6%
Operating expenses	1,297	1,188	9.2%	1,407	-7.8%
Impairments		4		7

Total underlying expenditure	14,443	12,930	11.7%	13,554	6.6%

Underlying profit before tax	1,205	985	22.3%	1,022	17.9%

Taxation	228	244	-6.6%	229	-0.4%

Profit before third-party interests	977	741	31.8%	793	23.2%
Third-party interests	78	46	69.6%	81	-3.7%

Underlying net profit	899	695	29.4%	712	26.3%

Net gains/losses on divestments	30	29		18
Net profit from divested units		6		1
Special items after tax				130

Net profit from Insurance	929	730	27.3%	861	7.9%

Key Figures
Net return on capital & reserves [1]	19.4%	20.6%		21.1%
Assets under management (end of period)	419,500	382,300	9.7%	416,400	0.7%
Staff (FTEs end of period)	53,136	50,674	4.9%	52,517	1.2%

1. Figure under 4Q2005 is for full year 2005
Earnings Analysis: First Quarter
Underlying net profit from insurance rose 29.4% to EUR 899 million, supported by higher results from both life and non-life insurance. Life premium income continued to increase, driven by the U.S., South Korea and Central Europe. Operating expenses remained under control, and costs in the Netherlands declined as restructuring efforts begin to take hold. The non-life insurance operations continued to benefit from a favourable claims environment, notably in the Netherlands. In Canada the combined ratio increased as anticipated from historically low levels over recent quarters, although the market environment remains favourable. Insurance results were also supported by higher realised gains on shares and positive revaluations of real estate as well as EUR 30 million from the run-off of old reinsurance business, up from EUR 9 million in the same quarter last year. Currency exchange rates had a positive impact of EUR 40 million after tax.
Net profit rose 27.3% to EUR 929 million, including the impact of divestments, which contributed a gain of EUR 30 million in the first quarter of 2006 and a gain of EUR 35 million in the same quarter last year. The impact in 2006 includes a realised gain from unwinding the cross-shareholding with Piraeus Bank in Greece and the release of a provision related to the Australian non-life joint venture, which was sold in 2004.
Premium income increased 12.5% to EUR 12,525 million, supported in part by currency effects, which accounted for 6.8%-points of the increase. Growth was driven by higher life premiums, particularly in the U.S., South Korea, Taiwan and Central Europe.
Investment income rose 15.7% to EUR 2,517 million due to a positive currency impact (EUR 128 million), higher realised gains on equities (EUR 144 million) and a higher revaluation of real estate (EUR 30 million). That was partially offset by lower realised gains on the sale of bonds (EUR 58 million). Commission income rose 20.6% to EUR 416 million reflecting a positive currency effect and growth in assets under management, particularly in the U.S. and Asia/Pacific. Other income declined 28.0% to EUR 190 million due to lower profits from associates

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and private equity following high gains on private equity in the first quarter of 2005.
Operating expenses increased 9.2% to EUR 1,297 million, however excluding currency effects operating expenses rose by a moderate 2.2%. Expenses in Asia/Pacific increased in pace with the growth of the business, while the Dutch insurance operations showed a decrease due to continuing cost reduction efforts, despite ongoing investments to renew systems.
Life Insurance: Key Figures

	First Quarter
In EUR million	1Q2006	1Q2005	Change

Premium income	10,695	9,351	14.4%
Operating expenses	945	866	9.1%

Underlying profit before tax	806	692	16.5%

Expenses/premiums life insurance	12.89%	12.84%
Expenses/AUM investment products	0.74%	0.85%

Value of New Business	248	188	31.9%
Internal Rate of Return	14.0%	12.6%
Single Premium	6,464	5,617	15.1%
Annual Premium	1,124	845	33.0%
New Sales (APE)	1,771	1,407	25.9%

Life underlying profit before tax
Underlying profit before tax from life insurance increased 16.5% to EUR 806 million, driven by strong growth in South Korea and Central Europe, as well as currency effects, higher realised gains on equities and real estate revaluations.
Life premium income rose 14.4% to EUR 10,695 million. Excluding currency effects, life premium income was 7.8% higher, driven by strong sales in the U.S., South Korea, Taiwan and Central Europe.
Operating expenses were 9.1% higher at EUR 945 million, largely due to currency impacts. Excluding currency effects, operating expenses for life insurance showed a modest 2.7% increase, driven by continued investment in Asia to keep pace with the rapid growth in the region. Operating expenses as a percentage of assets under management for investment products improved to 0.74% from 0.85%, reflecting growth in assets under management. Expenses as a percentage of premiums for traditional life products deteriorated slightly to 12.89% from 12.84%, reflecting higher expenses in Asia to support the growth of the business.
New business production
The value of new life business increased 31.9% to EUR 248 million, driven by strong sales in the Americas and Asia/Pacific, improved product pricing and efficiency, particularly in the Netherlands and the U.S., and EUR 16 million in currency effects. New sales, measured in annual premium equivalent (APE), increased 25.9% to EUR 1,771 million as both single-premium and annual-premium sales showed strong growth. The internal rate of return on new life business increased strongly to 14.0% from 12.6%, reflecting the growing contribution to new sales from Asia, particularly South Korea, as well as higher margins in the U.S. and Europe due to improvements in product pricing and the product mix.
Non-Life Insurance: Key Figures

	First Quarter
In EUR million	1Q2006	1Q2005	Change

Premium income	1,830	1,779	2.9%
Operating expenses	352	322	9.3%

Underlying profit before tax	399	293	36.2%

Claims ratio	59%	63%
Expense ratio	28%	25%

Combined ratio	87%	88%

Non-life underlying profit before tax
Underlying profit before tax from non-life insurance increased 36.2% to EUR 399 million, driven by continued strong underwriting results, particularly in the Netherlands. The combined ratio improved slightly to 87% from 88% as an improvement in the claims ratio more than compensated for an increase in the expense ratio. In Canada the combined ratio increased as anticipated from historically low levels. However claims experience remained favourable.
Non-life premium income increased 2.9%, due entirely to currency impacts. Excluding currency effects premiums declined 4.8% reflecting lower premiums in the Netherlands, Canada and Mexico.
Operating expenses rose 9.3% largely due to currency effects. Excluding that impact, operating expenses for the non-life businesses increased just 0.4%.

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2.1 Insurance Europe
Insurance Europe: Profit & Loss Account

	Quarterly Results
In EUR million	1Q2006	1Q2005	Change	4Q2005	Change

Premium income	3,236	3,152	2.7%	2,651	22.1%
Investment income	1,091	1,047	4.2%	1,087	0.4%
Commission income	96	85	12.9%	90	6.7%
Other income	147	198	-25.8%	163	-9.8%

Total underlying income	4,570	4,482	2.0%	3,991	14.5%

Underwriting expenditure	3,549	3,401	4.4%	2,837	25.1%
Other interest expenses	141	118	19.5%	111	27.0%
Operating expenses	437	454	-3.7%	477	-8.4%
Impairments		3		5

Total underlying expenditure	4,127	3,976	3.8%	3,430	20.3%

Underlying profit before tax	443	506	-12.5%	561	-21.0%

- of which Life	311	396	-21.5%	431	-27.8%
- of which Non-Life	132	110	20.0%	130	1.5%

Key Figures
Assets under management (end of period)	146,700	149,300	-1.7%	145,200	1.0%
Staff (FTEs end of period)	15,634	15,995	-2.3%	15,837	-1.3%

Key Performance Indicators
•	IRR on new life sales increases to 14.4%

•	Value of new life business increases 15.2%

•	Restructuring at Nationale-Nederlanden on track
At Insurance Europe, management continues to focus on creating value by improving efficiency and returns at the Dutch business while seeking to increase growth in the markets of Central Europe. At Nationale-Nederlanden, the emphasis is on enhancing the profitability of the in-force business through cost control and improving customer service, as well as increasing margins on new sales through pricing discipline. In Central Europe, management is focused on increasing sales in life and pensions.
In the first quarter, cost reduction initiatives at Nationale-Nederlanden began to show results despite continued investments to renew systems and improve efficiency. In Central Europe, a new life insurance greenfield was started in Bulgaria in April. Improved product pricing contributed to an increase in the internal rate of return for Europe to 14.4%, and the value of new business rose 15.2% to EUR 53 million.
Earnings Analysis: First Quarter
Underlying profit before tax at Insurance Europe declined 12.5% to EUR 443 million, due to fair-value changes on investments and derivatives related to certain guaranteed group life contracts in the Netherlands as interest rates increased. That masked a solid business performance in the region, supported by cost reductions in the Netherlands, higher results at RVS and strong sales of life insurance, particularly in Central Europe & Spain.
Total premium income increased 2.7% to EUR 3,236 million, driven by higher life premium income across the region, most notably in Central Europe & Spain. Investment income increased 4.2% to EUR 1,091 million, due to higher interest on bonds and higher dividends on equity investments. That was partially offset by lower capital gains on bonds.
Commission income rose 12.9%, driven by higher management fees in Central Europe, particularly in Poland. Other income declined 25.8% following the devaluation of non-trading interest derivatives due to higher interest rates in the first quarter, as well as EUR 25 million lower results from private equity investments after large capital gains in the first quarter of 2005. That was partially offset by EUR 34 million higher revaluation results on real estate.
Operating expenses declined 3.7% to EUR 437 million, driven by a 6.1% reduction in operating expenses in the Netherlands due to lower staff and pension costs, although further restructuring and IT expenses are expected later in the year. Expenses in Belgium rose 2.7%. In Central Europe & Spain costs rose 6.8% due to growth of the business and the consolidation of the Slovak pension fund purchased in 2005.

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Insurance Europe: Life Key Figures

	Total		Netherlands		Belgium		Central Europe & Spain
In EUR million	1Q2006	1Q2005	1Q2006	1Q2005	1Q2006	1Q2005	1Q2006	1Q2005

Premium income	2,367	2,212	1,582	1,526	334	321	451	365
Operating expenses	298	307	217	233	20	18	61	56

Underlying profit before tax	311	396	224	310	21	29	66	57

Expenses/premiums life insurance	18.05%	18.23%	21.57%	21.41%	13.37%	12.67%	12.04%	12.53%
Expenses/AUM investment products	0.79%	1.01%	0.87%	1.08%	0.22%	0.28%	0.79%	1.11%

Value of New Business	53	46	25	21	2	7	26	18
Internal Rate of Return	14.4%	12.9%	14.3%	12.9%	9.9%	16.8%	15.9%	12.1%
Single Premium	799	743	455	390	207	289	137	64
Annual Premium	124	134	40	40	12	13	72	81
New Sales (APE)	204	209	85	79	33	42	86	88

Life underlying profit before tax
Underlying profit before tax from life insurance declined 21.5% to EUR 311 million as lower results in the Netherlands and Belgium more than offset profit growth in Central Europe & Spain. Underlying life profit in the Netherlands was 27.7% lower, largely due to fair-value changes on investments and derivatives after an increase in long-term interest rates in the first quarter. Life results in Belgium declined 27.6% to EUR 21 million due to the renewal of an agreement with ING Bank Belgium which increased the commission paid to the bank for distribution. In Central Europe & Spain, underlying life profit before tax grew 15.8% to EUR 66 million, mainly caused by higher assets under management and lower operating expenses in Poland and Slovakia.
Life premium income increased 7.0%, driven by higher premiums across the region, particularly in Central Europe & Spain, which showed growth of 23.6% due to strong sales of unit-linked products in Hungary and the successful introduction of a new bancassurance single-premium product in Poland. Life premiums in the Netherlands increased 3.7% due to higher single-premium sales. Premium income in Belgium increased 4.0% as a result of higher group life premiums.
Operating expenses from life insurance declined 2.9%, driven by a 6.9% reduction in the Netherlands due lower internal and external staff expenses and lower pension costs. Further restructuring and IT expenses are expected in the course of the year.
New business production
The value of new life business increased 15.2% to EUR 53 million, lifted by higher sales of single-premium products in Central Europe and the Netherlands. The value of new business in Central Europe & Spain increased 44.4%, driven by strong production in the Polish life and pensions businesses. Annual premiums in Central Europe declined compared with the first quarter of 2005 when annual premium sales were high due to pension reform in Slovakia. In the Netherlands, the value of new business increased to EUR 25 million from EUR 21 million, driven by higher individual life sales at Nationale-Nederlanden and improved margins in annuities. Belgium saw a decline in the value of new business, reflecting lower sales and the change in commission structure with ING Bank Belgium. The overall internal rate of return on new life sales in Europe increased to 14.4% from 12.9%, driven by increased efficiency and improved product pricing in the Netherlands and Central Europe.
Insurance Europe: Non-Life Key Figures

	Total		Netherlands		Belgium		Central Europe & Spain
In EUR million	1Q2006	1Q2005	1Q2006	1Q2005	1Q2006	1Q2005	1Q2006	1Q2005

Premium income	869	940	749	823	106	104	14	13
Operating expenses	139	147	119	125	18	19	2	3

Underlying profit before tax	132	110	119	97	11	11	2	2

Claims ratio	56%	61%	54%	61%	66%	68%	53%	50%
Expense ratio	21%	19%	20%	17%	26%	26%	36%	36%

Combined ratio	77%	80%	74%	78%	92%	94%	89%	86%

Non-life underlying profit before tax
Underlying profit before tax from non-life insurance increased 20.0% to EUR 132 million, driven by a lower claims ratio, which resulted in an improvement in the combined ratio to 77%. In the Netherlands, profit was supported by an improved claims ratio in Loss of Income and Motor and higher results at RVS. In Belgium, higher results in motor and health insurance were offset by lower results in loss of income/accident insurance as claims experience deteriorated.
Non-life premiums declined 7.6% to EUR 869 million, mainly due to changes in legislation for long-term disability in the Netherlands. In Belgium, non-life premiums grew modestly, driven mainly by higher premiums in fire insurance. Operating expenses declined 5.4% to EUR 139 million, driven by a 4.8% reduction in expenses in the Netherlands due to lower staff costs and lower Operations & IT expenses, although further restructuring and IT expenses are expected later in the year.

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2.2 Insurance Americas
Insurance Americas: Profit & Loss Account

	Quarterly Results
In EUR million	1Q2006	1Q2005	Change	4Q2005	Change

Premium income	6,196	5,165	20.0%	5,875	5.5%
Investment income	1,092	988	10.5%	1,052	3.8%
Commission income	249	203	22.7%	138	80.4%
Other income	82	71	15.5%	-11

Total underlying income	7,619	6,427	18.5%	7,054	8.0%

Underwriting expenditure	6,380	5,373	18.7%	6,046	5.5%
Other interest expenses	126	73	72.6%	-83
Operating expenses	629	544	15.6%	666	-5.6%
Impairments				1

Total underlying expenditure	7,135	5,990	19.1%	6,630	7.6%

Underlying profit before tax	484	437	10.8%	424	14.2%

- of which Life	310	274	13.1%	287	8.0%
- of which Non-Life	174	163	6.7%	137	27.0%

Key Figures
Assets under management (end of period)	199,600	169,300	17.9%	201,700	-1.0%
Total staff (FTEs end of period)	28,212	26,056	8.3%	27,824	1.4%

Key Performance Indicators
•	Value of new business rises 65.1% to EUR 71 million

•	Internal rate of return increases to 11.6%

•	Operating expenses up 2.4% excluding currencies
Insurance Americas continues to balance profitable growth with value creation. In the U.S. management is generating new business at a higher internal rate of return while concentrating on improving efficiency to increase the value of new and in-force business. In Canada, the company is managing its claims ratio while focusing on profitable growth.
In the first quarter the U.S. businesses achieved strong sales and asset growth while repricing products and increasing capital efficiency. That contributed to a 65.1% increase in the value of new business for Insurance Americas and an increase in the internal rate of return to 11.6%. In Canada, the combined ratio increased as anticipated from historic lows over recent quarters, although the claims environment remained favourable.
Earnings Analysis: First Quarter
Underlying profit before tax increased 10.8% to EUR 484 million, driven by solid fundamental business performance in the U.S., including growth in assets under management, strong sales and good persistency. Higher interest-related losses on the fixed-income portfolio in the U.S. were more than offset by gains elsewhere as well as positive currency effects as the U.S. and Canadian dollars and the Mexican peso strengthened against the euro.
Premium income at Insurance Americas was up 20.0% to EUR 6,196 million, 12.6%-points of which resulted from the strengthening of currencies in the Americas. The remaining increase in premium income was the result of higher sales of annuity and retirement services products in the U.S. Investment income increased 10.5% solely due to currency movements, as the positive effect of higher fixed-income assets under management was offset by interest-related losses.
Operating expenses for Insurance Americas increased 15.6% to EUR 629 million, largely due to currency effects. Excluding the currency impact, operating expenses increased a modest 2.4%.
Life underlying profit before tax
Life underlying profit before tax rose 13.1% to EUR 310 million driven by higher results in annuity and retirement services in the U.S. Results in the U.S. were dampened by EUR 43 million in net interest-related investment losses from normal trading activity and market-value changes on derivatives associated with the rising interest rate environment. That was partially offset by the strengthening of the U.S. dollar against the euro, which had a positive impact of EUR 26 million.
U.S. results excluding currency effects and interest-related losses increased 14.4% on a strong performance in annuities, including strong sales of LifePay, a variable annuity lifetime withdrawal benefit feature which was introduced in November

9

Insurance Americas: Life Key Figures

	Total		United States		Latin America
In EUR million	1Q2006	1Q2005	1Q2006	1Q2005	1Q2006	1Q2005

Premium income	5,249	4,337	5,066	4,201	183	136
Operating expenses	426	376	377	336	49	40

Underlying profit before tax	310	274	276	254	34	20

Expenses/premiums life insurance	14.07%	14.52%	13.23%	13.53%	21.50%	24.02%
Expenses/AUM investment products	0.72%	0.75%	0.72%	0.76%	0.66%	0.73%

Value of New Business	71	43	60	41	11	2
Internal Rate of Return	11.6%	10.5%	11.6%	10.7%	12.8%	8.8%
Single Premium	4,200	3,237	4,120	3,178	80	59
Annual Premium	570	403	509	366	61	37
New Sales (APE)	990	727	921	684	69	43

2005. Retirement services continued to deliver sales growth in key market segments, supported by broad distribution reach. These sales results helped drive a 21.0% increase in life premium income at Insurance Americas. Currency movements contributed EUR 463 million, or 11.6%-points to life premium income growth.
Latin America contributed EUR 34 million to underlying life profit, a 70.0% increase from first quarter of 2005, boosted by favourable investment performance. The strengthening of local currencies against the euro contributed EUR 3 million to the growth. The pension business in Mexico continues to be challenged by highly competitive market conditions.
Operating expenses for the life businesses of Insurance Americas increased 13.3% to EUR 426 million, however, excluding currency effects the increase was only 1.9%. Life expenses as a percentage of assets under management for investment products improved to 0.72% as modest expense growth was outpaced by growth in assets under management. Expenses as a percentage of premiums for traditional life products improved to 14.07% reflecting a positive impact from the sale of Life of Georgia in 2005.
New business production
The value of new life business in Insurance Americas rose 65.1% to EUR 71 million led by increased sales in retirement services, a better sales mix, pricing improvements in annuities and currency effects. The value of new life business in Latin America improved five-fold to EUR 11 million, driven by higher pension fund sales in Mexico and higher annuity sales in Chile. However the Mexican pension market remains highly competitive due to a transfer war, resulting in relatively high lapses. The internal rate of return improved 110 basis points to 11.6% driven by higher sales, repricing and changes to the sales mix, particularly in annuities.
Insurance Americas: Non-Life Key Figures

	Total		Canada		Latin America
In EUR million	1Q2006	1Q2005	1Q2006	1Q2005	1Q2006	1Q2005

Premium income	947	828	588	509	359	319
Operating expenses	203	168	136	107	67	61

Underlying profit before tax	174	163	147	132	27	31

Claims ratio	63%	63%	60%	59%	72%	67%
Expense ratio	35%	33%	38%	37%	28%	29%

Combined ratio	98%	96%	98%	96%	100%	96%

Non-life underlying profit before tax
Underlying profit before tax from non-life insurance was up 6.7% to EUR 174 million as positive currency effects and gains on the sale of fixed-interest securities more than offset less favourable underwriting results. In Canada the combined ratio increased as anticipated from historically low levels, however underwriting results continued to be strong. Results from Latin America were lower as Mexico experienced higher claims in health and property & casualty insurance as well as higher costs related to reinstating P&C catastrophe coverage after the hurricanes in 2005.
Non-life results include a positive currency impact of EUR 28 million from the strengthening of the Canadian dollar and Mexican peso against the euro. Canada’s results were enhanced by EUR 12 million in gains on the sale of fixed-interest securities related to shortening the duration of the investment portfolio.
Premium income increased 14.4% to EUR 947 million due entirely to currency effects. Otherwise, non-life premiums were modestly lower due to rate reductions in automobile insurance in Canada and lower volume in P&C insurance in Mexico as a result of the shift in strategy to small and medium cases.
Operating expenses in the non-life businesses increased 20.8% to EUR 203 million, including EUR 29 million in currency effects. The remaining 3.0% increase in expenses is mainly related to employee incentive plans in Canada.

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2.3 Insurance Asia/Pacific
Insurance Asia/Pacific: Profit & Loss Account

	Quarterly Results
In EUR million	1Q2006	1Q2005	Change	4Q2005	Change

Premium income	3,088	2,810	9.9%	3,159	-2.2%
Investment income	251	193	30.1%	258	-2.7%
Commission income	69	56	23.2%	65	6.2%
Other income	-104	-11		-133

Total underlying income	3,304	3,048	8.4%	3,349	-1.3%

Underwriting expenditure	2,907	2,697	7.8%	2,992	-2.8%
Other interest expenses	3	2	50.0%	2	50.0%
Operating expenses	238	180	32.2%	243	-2.1%

Total underlying expenditure	3,148	2,879	9.3%	3,237	-2.7%

Underlying profit before tax	156	169	-7.7%	112	39.3%

- of which Life	154	168	-8.3%	110	40.0%
- of which Non-Life	2	1	100.0%	2

Key Figures
Assets under management (end of period)	73,200	63,700	14.9%	69,500	5.3%
Total staff (FTEs end of period)	9,235	8,575	7.7%	8,790	5.1%

Key Performance Indicators
•	Value of new business grows 25.3% to EUR 124 million

•	New sales (APE) up 22.2% to EUR 577 million

•	Assets under management up 5.3% in the first quarter
Insurance Asia/Pacific continued to create value for ING Group by pursuing profitable organic growth and small add-on acquisitions in life insurance and asset management in its existing markets. ING’s four biggest operations in the region — Australia, Japan, South Korea and Taiwan — accounted for more than 97% of the value of new business in the region. The company is also investing for long-term growth in its greenfield operations in developing markets such as China, India and Thailand.
In the first quarter, the value of new life business increased 25.3% to EUR 124 million, accounting for half of the new life business at ING Group. In May, ING Australia acquired 76% of Oasis Asset Management, one of the country’s fastest growing financial services platforms, with strong relationships with key dealer groups. In India, ING Vysya Life continued to expand its distribution, increasing its number of branches to 84 in 71 cities by the end of March.
Earnings Analysis: First Quarter
Underlying profit before tax declined 7.7% to EUR 156 million, reflecting continued reserve strengthening in Taiwan as a result of the low interest rate environment. Excluding Taiwan, underlying profit before tax in the rest of the region rose 41.8% to EUR 1 56 million from EUR 110 million, driven by South Korea and Japan. Compared with the previous quarter, total underlying profit before tax for Insurance Asia/Pacific increased 39.3%.
Premium income rose 9.9% to EUR 3,088 million, primarily
due to high persistency and sales in South Korea and Taiwan. Investment income increased 30.1 % to EUR 251 million, mainly in Taiwan and South Korea as a result of the increased size of the insurance portfolios and shifts in the portfolio to higher-yielding assets.
Commission and fee income increased, reflecting higher assets under management in the Australian life and wealth management businesses. Other income declined mainly due to losses on derivatives in Japan to hedge guarantees on variable annuities, although these were mostly offset by a decrease in underwriting expenses.
Operating expenses grew 32.2%, including EUR 19 million of non-recurring expenses in Taiwan, partly related to the domestication of the Taiwanese insurance unit as of 1 March 2006. Operating expenses also increased in Japan and South Korea to support the strong growth in sales and in-force business. Compared with the fourth quarter of 2005, underlying expenses declined 2.1%.
Life underlying profit before tax
Underlying profit before tax in the life business decreased 8.3% as a result of reserve strengthening in Taiwan. Excluding Taiwan, life results increased 41.3%, led by South Korea and

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Insurance Asia/Pacific: Life Key Figures
	Total		Australia & NZ		Japan		South Korea		Taiwan		Rest of Asia
In EUR million	1Q2006	1Q2005	1Q2006	1Q2005	1Q2006	1Q2005	1Q2006	1Q2005	1Q2006	1Q2005	1Q2006	1Q2005

Premium income	3,076	2,800	35	29	1,481	1,589	727	489	643	541	190	152
Operating expenses	236	179	43	36	40	34	41	26	71	49	41	34

Underlying profit before tax	154	168	42	46	38	22	66	40	0	59	8	1

Expenses/premiums	8.96%	8.47%	21.50%	18.91%	6.04%	5.88%	5.12%	6.15%	11.86%	9.08%	16.80%	17.81%
Expenses/AUM	0.80%	1.01%	0.57%	0.79%	0.48%	0.89%	16.10%	12.99%	8.25%	10.75%	0.98%	2.02%

Value of New Business	124	99	5	5	32	36	54	30	30	27	3	1
Internal Rate of Return	17.1%	15.2%	13.3%	18.1%	13.4%	12.6%	42.4%	33.0%	15.5%	16.1%	10.3%	7.3%
Single Premium	1,465	1,637	289	234	1,086	1,281	53	54	21	55	16	13
Annual Premium	430	308	11	15	94	91	217	123	68	51	40	28
New Sales (APE)	577	472	40	38	203	219	222	128	70	57	42	29

Japan. Profit in South Korea increased 65.0% to EUR 66 million, driven by strong sales, increased scale of the business and higher margins, offset in part by higher surrenders and claims. In Japan, profit rose 72.7% to EUR 38 million, mainly due to increased scale of the single-premium variable annuity business as assets under management almost doubled to EUR 10,385 million at the end of March from EUR 5,301 million 12 months earlier. Underlying profit for Australia and New Zealand decreased by EUR 4 million as excess capital was repatriated to the Group in the fourth quarter of 2005.
Life premium income increased 9.9% to EUR 3,076 million, driven by strong increases in South Korea (48.7%) and Taiwan (18.9%). Premium income in Japan declined 6.8% to EUR 1,481 million, driven by a 12.2% decline in single-premium variable annuities due to increased competition. The greenfield operations in India, China, and Thailand posted growth in life premium income of 39.5%, 44.5% and 56.1% respectively.
Expenses as a percentage of premiums on traditional life insurance products increased to 8.96% from 8.47%, mainly due to the one-off expenses in Taiwan. Excluding these, the ratio improved to 7.68%. Expenses to assets under management improved mainly due to higher assets under management in Japan, Australia, Taiwan and South Korea.
In Taiwan a charge of EUR 22 million was taken to strengthen reserves due to the low interest rate environment, taking profit in the quarter to nil. Results in Taiwan included one-off costs related mainly to the domestication of the business in the first quarter. Interest rates remained steady in the first quarter of 2006, however the reserve adequacy level of ING Life Taiwan decreased slightly to 52% (EUR 88 million) from 53% at year-end 2005. At a 90% confidence level the reserve inadequacy in Taiwan remained in the EUR 2.8-3.3 billion range, while the inadequacy of Insurance Asia/Pacific remained between EUR 1.1-1.6 billion. That is more than compensated by reserves elsewhere in the Group, and ING’s life businesses as a whole have excess adequacy of EUR 6-7 billion including the shortfall in Taiwan.
New business production
The value of new business at Insurance Asia/Pacific increased 25.3% to EUR 124 million, primarily driven by South Korea due to higher sales and an improved product mix as well as higher margins on single-premium variable annuity sales in Japan. New sales rose 22.2%, led by growth of 73.4% in South Korea and 22.8% in Taiwan. The sales increase was predominantly in investment-linked business, which increased 55.2% to EUR 299 million. Investment-linked products currently contribute 52% of total sales, up from 41% in the first quarter of 2005. New sales in the Rest of Asia rose 44.8%, driven by India, Thailand, Malaysia, China and Hong Kong. The internal rate of return for new business at Insurance Asia/Pacific increased to 17.1% from 15.2% driven by a further increase in South Korea, which rose to 42.4% due to increased sales of investment-linked products with lower capital costs as well as sales of higher-margin health products.

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3. Banking

Banking: Profit & Loss Account
	Quarterly Results
In EUR million	1Q2006	1Q2005	Change	4Q2005	Change

Interest result	2,395	2,158	11.0%	2,409	-0.6%
Investment income	114	161	-29.2%	126	-9.5%
Commission income	705	543	29.8%	626	12.6%
Other income	447	408	9.6%	223	100.4%

Total underlying income	3,661	3,270	12.0%	3,384	8.2%

Underlying operating expenses	2,213	2,082	6.3%	2,230	-0.8%
Gross result	1,448	1,188	21.9%	1,154	25.5%
Addition to provision for loan losses	-25	-4		26	-196.2%

Underlying profit before tax	1,473	1,192	23.6%	1,128	30.6%

Taxation	382	336	13.7%	263	45.2%

Profit before third-party interests	1,091	856	27.5%	865	26.1%
Third-party interests	14	16	-12.5%	28	-50.0%

Underlying net profit	1,077	840	28.2%	837	28.7%

Net gains/losses on divestments		361
Net profit from divested units		10		-6
Special items after tax				148

Net profit from Banking	1,077	1,211	-11.1%	979	10.0%

Key Figures
Interest margin	1.12%	1.19%		1.15%
Underlying cost/income ratio	60.4%	63.7%		65.9%
Risk costs in bp of average credit-risk-weighted assets [1]	-3	-1		3
Total risk-weighted assets (end of period)	333,400	287,400	16.0%	319,700	4.3%
Underlying RAROC after tax [1]	24.0%	19.8%		18.8%
Underlying RAROC before tax [1]	31.0%	27.6%		25.2%
Economic capital (average over period) [1]	15,392	14,165	8.7%	15,035	2.3%
Net return on capital & reserves [1]	23.2%	25.3%		24.2%
Total staff (FTEs end of period)	64,813	63,049	2.8%	64,097	1.1%

1. Figures under 4Q2005 are for full-year 2005
Earnings Analysis: First Quarter
ING’s banking operations posted a 28.2% increase in underlying net profit in the first quarter to EUR 1,077 million, driven by double-digit growth in income, a modest increase in expenses, and a net release from the provision for loan losses. Growth was driven by higher savings and strong demand for mortgages at both Retail Banking and ING Direct, as well as higher commission income, including management fees at ING Real Estate. The cost/income ratio improved as strong income growth outpaced a modest increase in operating expenses. Continued focus on value creation and a stringent approach to capital allocation resulted in a strong increase in the underlying risk-adjusted return on capital after tax, driven by higher returns in Wholesale and Retail Banking. Only ING Direct showed a lower return, mainly caused by higher marketing expenses to boost growth.
Net profit of ING’s banking operations declined 11.1% to EUR 1,077 million from EUR 1,211 million in the first quarter of 2005, when profit included substantial gains on divestments including EUR 269 million on the sale of Baring Asset Management and EUR 92 million on ING Bank Slaski shares.
Income
Total underlying income from banking increased 12.0% to EUR 3,661 million, mainly due to strong growth in savings and mortgage lending as well as higher commission income. The depreciation of the euro accounted for 1.9%-point of the increase.
The underlying interest result rose 11.0% to EUR 2,395 million, driven by ING Direct and Retail Banking due to strong growth in savings and mortgages. The total interest margin was an annualised 1.12%, a decrease of 7 basis points compared with

13

the first quarter of 2005, due to a flattening of the yield curve, some pressure on margins and the continued growth of ING Direct, which has a lower average interest margin of 0.94%.
Loans and advances to customers of the banking operations rose by EUR 10.6 billion, or 2.6%, compared with the end of December 2005, reaching EUR 413.7 billion at the end of March. The appreciation of the euro in the first quarter had a negative impact of EUR 1.9 billion on first-quarter growth. Corporate lending increased by EUR 5.0 billion, of which EUR 3.3 billion was in the Netherlands. Personal lending grew by 2.9%, or EUR 5.4 billion, to EUR 190.4 billion, driven by strong growth in mortgages. Residential mortgages were up EUR 7.4 billion, of which EUR 3.3 billion was from ING Direct and EUR 3.4 billion was from the Dutch retail banking activities. Other personal lending decreased by EUR 2.0 billion, entirely in the Netherlands. Customer deposits and other funds on deposit of the banking operations rose by EUR 17.2 billion, or 3.7%, to EUR 483.3 billion at the end of March 2006, driven by the continued strong growth of savings at ING Direct as well as an increase in current accounts and term deposits, mainly in the Netherlands and Belgium.
Banking: Loans and Advances to Customers

	Period Ended
	31 March	31 December
In EUR billion	2006	2005	Change

Public authorities	19.2	18.6	3.2%
Other corporate	207.2	202.8	2.2%

Total corporate	226.4	221.4	2.3%

Mortgages	167.0	159.6	4.6%
Other personal	23.4	25.4	-7.9%

Total personal	190.4	185.0	2.9%

Provisions for bank lending	-3.1	-3.3

Total bank lending	413.7	403.1	2.6%

Underlying investment income declined 29.2% to EUR 114 million, mainly due to lower realised gains on equity investments and lower results on the sale of fixed assets. That was partially offset by higher realised gains on the sale of bonds.
Underlying commission income rose 29.8% to EUR 705 million, driven by higher management fees, mainly from ING Real Estate, as well as higher commissions from securities business, funds transfers and brokerage and advisory fees.
Underlying other income rose by EUR 39 million, or 9.6%, to EUR 447 million. The increase can be attributed mainly to a EUR 47 million higher result of the trading portfolio, while the share of profit from associates rose by EUR 28 million, notably due to minority shareholdings at ING Real Estate. This was largely offset by a decrease of the valuation result on non-trading derivatives to EUR 54 million from EUR 84 million in the first quarter of 2005.
Expenses
Total underlying operating expenses rose 6.3% to EUR 2,213 million, of which 1.4%-point was caused by currency effects. Of the EUR 131 million increase, ING Direct accounted for EUR 101 million, almost half of which is attributable to higher marketing expenses. Excluding currency effects, non-recurring items and investments to support the growth of ING Direct and ING Real Estate, recurring expenses increased a modest 3.2%. The underlying expense growth was 3.9% in Retail Banking and 2.4% in Wholesale Banking. The underlying cost/income ratio of the banking operations improved to 60.4% from 63.7%. The number of staff increased to 64,813 from 63,049 due to growth at ING Direct and in the retail banking activities in India and Romania.
The banking operations booked a net release from the provision for loan losses in the first quarter of 2006, supported by a further improvement of the credit portfolio, the release of provisions previously taken and the absence of large new defaults. The net release amounted to EUR 25 million compared with a net release of EUR 4 million in the first quarter of 2005. The release is fully attributable to Wholesale Banking, while additions to the loan loss provisions in Retail Banking and ING Direct declined compared with the first quarter last year. The net release equalled an annualised 3 basis points of average credit-risk-weighted assets. Although there is no indication yet of a deterioration of our credit portfolio, risk costs are expected to return gradually to a more normalised level of between 25-30 basis points over the coming years.
RAROC
Higher economic returns and a more stringent approach to capital allocation led to a strong increase in the underlying risk-adjusted return on capital (RAROC) after tax for the banking operations, which reached 24.0%, up from 19.8% in the first quarter of 2005. Economic capital increased by EUR 1.2 billion to EUR 15.4 billion due to model refinements and increases to support the continued growth of ING Direct and Retail Banking. Economic capital at Wholesale Banking was reduced by EUR 0.3 billion. The underlying after-tax RAROC of Wholesale Banking improved to 23.4% from 19.7%, reflecting higher returns and more efficient use of capital. Retail Banking’s RAROC after tax rose to 40.0% from 34.8%. The after-tax RAROC of ING Direct declined to 11.4% from 13.2%, mainly caused by higher marketing expenses to boost growth. In the RAROC calculation the actual credit-risk provisioning is replaced by statistically expected losses reflecting the average credit losses over the entire economic cycle. As ING prepares for Basel II, further refinements to the model are in progress which are expected to increase economic capital and negatively impact the RAROC figures.

14

3.1 Wholesale Banking
Wholesale Banking: Profit & Loss Account

	Quarterly Results
In EUR million	1Q2006	1Q2005	Change	4Q2005	Change

Interest result	707	696	1.6%	755	-6.4%
Investment income	93	142	-34.5%	114	-18.4%
Commission income	336	249	34.9%	327	2.8%
Other income	385	357	7.8%	169	127.8%

Total underlying income	1,521	1,444	5.3%	1,365	11.4%

Underlying operating expenses	820	801	2.4%	874	-6.2%
Gross result	701	643	9.0%	491	42.8%
Addition to provision for loan losses	-63	-82		-11

Underlying profit before tax	764	725	5.4%	502	52.2%

- of which Wholesale Banking activities	648	626	3.5%	401	61.6%
- of which ING Real Estate	116	99	17.2%	101	14.9%

Key Figures
Underlying cost/income ratio	53.9%	55.5%		64.0%
Risk costs in bp of average credit-risk-weighted assets [1]	-16	-22		-7
Total risk-weighted assets (end of period)	166,400	158,000	5.3%	160,700	3.6%
Underlying RAROC after tax [1]	23.4%	19.7%		16.7%
Underlying RAROC before tax [1]	28.3%	25.1%		20.7%
Economic capital (average over period) [1]	8,236	8,496	-3.1%	8,504	-3.2%
Total staff (FTEs end of period)	20,436	20,522	-0.4%	20,366	0.3%

1. Figures under 4Q2005 are for full year 2005
Key Performance Indicators
•	Underlying RAROC after tax increases to 23.4%

•	Cost/income ratio improves to 53.9%

•	Income from ING Real Estate increases 29.9%
ING Wholesale Banking continues to focus on shifting the business from volume to value, by increasing cross-selling, focusing on value-added products such as Structured Finance, Leasing and Financial Markets, controlling the growth of risk-weighted assets and improving efficiency. At ING Real Estate, the emphasis is on controlled growth of the investment management business and diversification of the finance portfolio.
In the first quarter those efforts continued to pay off. The risk-adjusted return on capital after tax increased strongly to 23.4% from 19.7%, reflecting improved capital efficiency and higher returns. The cost/income ratio improved to 53.9%, driven by improved efficiency of the international network. ING Real Estate posted a 29.9% increase in income, driven by growth of the investment management activities following the purchases of the Gables and Abbey National property portfolios last year.
Earnings Analysis: First Quarter
Underlying profit before tax from Wholesale Banking increased 5.4% to EUR 764 million, driven by strong income growth at ING Real Estate, continued cost control, and the release of risk costs in a benign credit environment. ING Real Estate’s underlying profit before tax increased 17.2% to EUR 116 million, driven by growth in the investment management activities following the portfolio purchases last year. Profit growth at the rest of Wholesale Banking was driven by continued improvements in the international activities outside the Benelux due to the successful implementation of a programme to improve profitability by focusing on key clients and products. That programme has led to a substantial increase in the risk-adjusted return on capital for the Wholesale Banking activities (excluding ING Real Estate) to 26.6% before tax from 23.1%.
Underlying profit before tax from Wholesale Banking in the Netherlands was little changed as higher income from Structured Finance, Leasing and Payments & Cash Management was offset by lower Financial Markets results. Profit from Belgium declined largely due to lower realised gains on equities. Underlying profit before tax from Wholesale Banking in the rest of the world increased 46.9%, driven by strong Financial Markets results and releases of debtor provisions.
Income
Total underlying income rose 5.3% to EUR 1,521 million, driven

15

Wholesale Banking: Geographical Breakdown

	Total		Netherlands		Belgium		Rest of World		Other		ING Real Estate
	1Q	1Q	1Q	1Q	1Q	1Q	1Q	1Q	1Q	1Q	1Q	1Q
In EUR million	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

Total underlying income	1,521	1,444	496	497	336	415	453	378	23	-10	213	164
Underlying operating expenses	820	801	253	253	200	223	235	232	33	24	99	69

Gross result	701	643	243	244	136	192	218	146	-10	-34	114	95
Add’n to provision for loan losses	-63	-82	-16	-16	-6	-33	-39	-29	0	0	-2	-4

Underlying profit before tax	764	725	259	260	142	225	257	175	-10	-34	116	99

Underlying cost/income ratio	53.9%	55.5%	51.0%	50.9%	59.5%	53.7%	51.9%	61.4%	143.5%	-240.0%	46.5%	42.1%
Risk costs (bp of average CRWA)	-16	-22	-12	-13	-7	-35	-33	-29	0	0	-3	-7
Risk-weighted assets (in EUR bln)	166.4	158.0	52.5	50.0	37.1	42.1	51.4	43.6	0.6	1.2	24.9	21.0
Underlying RAROC pre-tax	28.3%	25.1%	27.3%	30.1%	25.9%	29.2%	29.5%	17.4%	-25.6%	-71.6%	39.7%	42.8%
Economic capital	8,236	8,496	2,781	2,587	1,740	2,268	2,461	2,620	155	174	1,098	846

by higher income from ING Real Estate, Structured Finance, Leasing and Payments & Cash Management. Excluding ING Real Estate, which showed an income growth of 29.9%, income of the other Wholesale Banking activities rose 2.2%. The interest result increased slightly by 1.6% to EUR 707 million as volume growth was largely offset by lower interest margins. Commission income rose 34.9% to EUR 336 million, mainly due to ING Real Estate as well as Structured Finance and Payments & Cash Management in the Netherlands. Investment income declined due to lower realised gains on equity investments and lower results on the sale of fixed assets. Other income rose 7.8% mainly as a result of higher share of profit from associates at ING Real Estate.
Expenses
Underlying operating expenses increased 2.4% to EUR 820 million mainly due to acquisitions at ING Real Estate in 2005. Excluding ING Real Estate, non-recurring items and currency effects, recurring expenses increased 1.3%. The underlying cost/income ratio improved to 53.9% from 55.5%. However, about EUR 70 million in one-time costs are expected in the remainder of the year for compliance, including customer due diligence. The number of wholesale staff decreased 0.4% to 20,436.
The improvement of the credit portfolio, a release of provisions previously taken and the absence of new large defaults resulted in a net release of EUR 63 million from the provision for loan losses, compared with a release of EUR 82 million in the first quarter last year. The release equalled an annualised 16 basis points of average credit-risk-weighted assets compared with a release of 22 basis points in the first quarter of 2005.
RAROC
Higher economic returns and a reduction in economic capital led to an improvement in the underlying risk-adjusted return on capital after tax to 23.4% from 19.7%. The pre-tax RAROC in the Rest of World improved to 29.5% from 17.4%, supported by a realignment of the operating model outside the Benelux to focus on key clients and products. The pre-tax RAROC of Wholesale Banking in both the Netherlands and Belgium showed a slight decrease but remained strong. Only the performance in Germany is below ING’s target. The pre-tax RAROC of ING Real Estate declined to 39.7% from 42.8% as a higher economic return was offset by a EUR 0.3 billion increase in economic capital. Total economic capital of Wholesale Banking decreased EUR 0.3 billion to EUR 8.2 billion, mainly due to securitisations and improved client ratings in Belgium.
Focus: ING Real Estate

	First Quarter
In EUR million	1Q 2006	1Q 2005	Change

Total income	213	164	29.9%
Operating expenses	99	69	43.5%

Gross result	114	95	20.0%
Addition to provision for loan losses	-2	-4

Underlying profit before tax	116	99	17.2%

- of which Investment Management	66	55	20.0%
- of which Finance	43	47	-8.5%
- of which Development	7	-3

ING Real Estate portfolio (EUR billion) [1]
Investment Management AUM	49.9	47.1	5.9%
Real Estate Finance portfolio	20.2	20.3	-0.5%
Development AUM	2.6	2.5	4.0%

Total portfolio	72.7	69.9	4.0%

1. 31 March 2006 compared with 31 December 2005
Underlying profit before tax of ING Real Estate, which is reported under Wholesale Banking, rose 17.2% to EUR 116 million, supported by the purchase of portfolios in 2005, including the Gables Residential Trust in the U.S. and the Abbey National portfolio in the U.K. Those purchases contributed to a 20.0% increase in profit before tax from the investment management activities, due to higher assets under management, the launch of new funds and inflows into existing funds. The investment management portfolio grew by 5.9% to EUR 49.9 billion at the end of March from EUR 47.1 billion at the end of December.
Profit before tax from the real estate financing activities declined 8.5% to EUR 43 million as higher interest results were more than offset by higher expenses and lower releases of risk costs. The finance portfolio was stable at EUR 20.2 billion as gross loan production balanced the effect of loan prepayments and executed syndications. The strategy to diversify the finance portfolio from the Netherlands to other markets progressed on plan as the share of international lending increased 2%-points to 32%.
The results from real estate development improved from a loss of EUR 3 million in the first quarter of 2005 to a profit before tax of EUR 7 million this quarter, supported by the sale of projects in France and Spain.

16

3.2 Retail Banking
Retail Banking: Profit & Loss Account

	Quarterly Results
In EUR million	1Q2006	1Q2005	Change	4Q2005	Change

Interest result	1,149	1,045	10.0%	1,125	2.1%
Investment income	12	8	50.0%	18	-33.3%
Commission income	337	272	23.9%	272	23.9%
Other income	49	37	32.4%	41	19.5%

Total underlying income	1,547	1,362	13.6%	1,456	6.3%

Underlying operating expenses	963	927	3.9%	925	4.1%
Gross result	584	435	34.3%	531	10.0%
Addition to provisions for loan losses	18	41	-56.1%	25	-28.0%

Underlying profit before tax	566	394	43.7%	506	11.9%

Key Figures
Underlying cost/income ratio	62.2%	68.1%		63.5%
Risk costs in bp of average credit-risk-weighted assets[1]	7	21	-66.7%	11	-36.4%
Total risk-weighted assets (end of period)	95,600	81,600	17.1%	92,400	3.5%
Underlying RAROC after tax[1]	40.0%	34.8%		34.1%
Underlying RAROC before tax[1]	55.6%	50.8%		50.6%
Economic capital (average over period)[1]	3,788	3,008	25.9%	3,392	11.7%
Total staff (FTEs end of period)	37,012	36,284	2.0%	36,767	0.7%

1.	Figures under 4Q2005 are for full year 2005
Key Performance Indicators
•	Underlying RAROC after tax increases to 40.0%

•	Income up 13.6% on growth in savings, mortgages

•	Cost/income ratio improves to 62.2% from 68.1%
ING’s retail banking units in the Netherlands, Belgium and Poland continue to strive for above-market growth in products such as savings and mortgages, while maintaining high returns and containing costs. In the Benelux ING continued with initiatives to reduce costs in Operations & IT through streamlining and outsourcing. At the same time, ING is investing to build attractive positions for future market opportunities in Poland, Romania and India.
In the first quarter, Retail Banking succeeded in increasing the RAROC after tax to 40.0% while growing income by 13.6% and reducing the cost/income ratio to 62.2%. Efforts to streamline and outsource parts of the Operations & IT organisation are progressing on plan. In April ING signed the first memorandum of understanding to outsource application development, maintenance and testing of IT systems in the Netherlands involving 350 jobs. Investments continued in developing markets. The retail banking franchise in Romania expanded its number of outlets to 91 in 21 cities by the end of March.
Earnings Analysis: First Quarter
Underlying profit before tax from Retail Banking rose 43.7% to EUR 566 million. Strong top-line growth was driven by mortgages and savings in the Benelux countries, as well as sales of mutual funds and structured notes in Belgium. Expense growth was well under control. Risk costs declined as the quality of the credit portfolio improved. The combination of strong income growth and moderate expense increases resulted in a strong improvement in the cost/income ratio to 62.2% and a further increase in the risk-adjusted return on capital.
In the Netherlands, underlying profit before tax rose 37.2% to EUR 398 million, driven by higher income from mortgages, increased money transfer fees and growth in savings. The residential mortgage portfolio in the Netherlands grew by EUR 3.4 billion in the first quarter to EUR 94.9 billion at the end of March as a result of intensive marketing campaigns, notably at Postbank. In Belgium profit was up 71.3% to EUR 149 million, driven by strong income growth and lower expenses. In Poland, profit from the retail banking activities of ING Bank Slaski more than doubled from EUR 5 million to EUR 12 million, driven by strong top-line growth and a release of loan loss provisions following an improvement of the lending portfolio. The other Retail Banking activities posted a decline in underlying profit before tax to EUR 7 million from EUR 12 million as higher income from private banking in Asia was more than offset by increased expenses to support the planned expansion in India, Romania and Private Banking.

17

Retail Banking: Geographical Breakdown

	Total		Netherlands		Belgium		Poland		Other
In EUR million	1Q2006	1Q2005	1Q2006	1Q2005	1Q2006	1Q2005	1Q2006	1Q2005	1Q2006	1Q2005

Total underlying income	1,547	1,362	999	902	414	359	60	49	74	52
Underlying operating expenses	963	927	589	572	264	274	51	43	59	38

Gross result	584	435	410	330	150	85	9	6	15	14
Addition to provisions for loan losses	18	41	12	40	1	-2	-3	1	8	2

Underlying profit before tax	566	394	398	290	149	87	12	5	7	12

Underlying cost/income ratio	62.2%	68.1%	59.0%	63.4%	63.8%	76.3%	85.0%	87.8%	79.7%	73.1%
Risk costs (bp of average CRWA)	7	21	7	25	2	-6	-188	50	49	19
Risk-weighted assets (EUR billion)	95.6	81.6	70.2	63.8	18.0	12.4	0.7	0.7	6.7	4.7
Underlying RAROC before tax	55.6%	50.8%	71.6%	64.5%	79.0%	57.8%	13.0%	6.4%	4.5%	4.1%
Economic capital	3,788	3,008	2,103	1,890	687	484	126	96	872	538

Income
Total underlying income increased 13.6% to EUR 1,547 million, reflecting strong growth in all regions, driven by mortgages and savings in the Netherlands and Belgium as well as the successful sales of mutual funds and structured notes in Belgium. In Poland, income rose 15.4% excluding currency effects due to growth in savings and lending and an improved interest margin.
The total interest result rose 10.0%, driven by growth in mortgages and savings. The interest margin in the Netherlands improved slightly, supported by prepayment penalties and higher spreads on mortgages. However the interest margin on current accounts is under pressure due to the low interest rate environment. Commission income rose 23.9%, driven by higher fund-transfer fees in the Netherlands and higher sales of mutual funds and structured notes in Belgium.
Expenses
Operating expenses increased modestly by 3.9% to EUR 963 million, reflecting investments to expand the business in Poland, Romania, India and Private Banking. The cost/income ratio improved to 62.2% from 68.1%. However about EUR 100 million in one-time costs are expected in the remainder of the year for customer due diligence in the Netherlands. The number of retail staff rose 2.0% to 37,012 due to growth in India and Romania, offset in part by lower staff numbers in the Benelux.
Operating expenses were up 3.0% in the Netherlands, mainly due to higher marketing and money transfer costs, as well as expenses to improve compliance. In Belgium, operating expenses declined 3.6%, supported in part by some small divestments in 2005. Expenses in Poland increased 13.3% excluding currency effects, mainly due to higher business volumes and the write-off of an old payment system.
The addition to the provision for loan losses declined to EUR 18 million from EUR 41 million, mainly due to improvements in the credit portfolios in Poland and the Netherlands. The addition equalled an annualised 7 basis points of average credit-risk-weighted assets, down from 21 basis points in the first quarter of 2005.
RAROC
The underlying risk-adjusted return on capital after-tax from Retail Banking continued to improve, rising to 40.0% from 34.8% in the first quarter of 2005. Economic capital attributed to the business line increased 25.9%, or EUR 0.8 billion, to EUR 3.8 billion in the first quarter of 2006 due to refinements of the model and continued growth of the business. All regions increased their pre-tax RAROCs. The strong pre-tax RAROCs of both the Netherlands and Belgium improved further. The pre-tax RAROC of Poland was up to 13.0% from 6.4%, due to a higher economic return. The pre-tax RAROC from the Other Retail Banking activities improved but remained low, fully due to low returns at ING Vysya Bank and on the Kookmin Bank stake, while the Private Banking activities in Asia are performing above ING’s target. The economic capital allocated to the Other Retail Banking activities increased, reflecting the increased value of ING’s stake in Kookmin Bank and the purchase of a stake in Bank of Beijing as well as investments to expand in India and Romania.
Focus: Private Banking

	First Quarter
In EUR million	1Q2006	1Q2005	Change

Total income	171	143	19.6%
Operating expenses	100	97	3.1%

Gross result	71	46	54.3%
Addition to provision for loan losses	1	3	-66.7%

Underlying profit before tax	70	43	62.8%

- of which Netherlands	18	13	38.5%
- of which Belgium	37	18	105.6%
- of which Rest of World	15	12	25.0%

Cost/income ratio	58.5%	67.8%

Assets under mgmt (EUR bln)[1]	55.8	50.7	10.1%

1.	31 March 2006 compared with 31 December 2005
Private Banking
The Private Banking activities included in the results of the Netherlands, Belgium and Other Retail Banking posted a 62.8% increase in underlying profit before tax to EUR 70 million, driven by strong top-line growth, particularly in Belgium and Asia. Total assets under management for Private Banking clients grew 10.1%, or EUR 5.1 billion, to EUR 55.8 billion, due in part to a redefinition of the client scope in Luxembourg and Belgium, which accounted for EUR 2.6 billion of the increase. The cost/income ratio improved strongly to 58.5% from 67.8%.

18

3.3 ING Direct
ING Direct: Profit & Loss Account

	Quarterly Results
In EUR million	1Q2006	1Q2005	Change	4Q2005	Change

Interest result	556	452	23.0%	547	1.6%
Investment income	12	11	9.1%	-10
Commission income	33	22	50.0%	28	17.9%
Other income	6	2	200.0%	10	-40.0%

Total underlying income	607	487	24.6%	575	5.6%

Underlying operating expenses	424	323	31.3%	379	11.9%
Gross result	183	164	11.6%	196	-6.6%
Addition to provision for loan losses	20	37	-45.9%	12	66.7%

Underlying profit before tax	163	127	28.3%	184	-11.4%

Key Figures
Interest margin	0.94%	0.97%		0.96%
Cost/income ratio	69.9%	66.3%		65.9%
Risk costs in bp of average credit-risk-weighted assets [1]	10	27	-63.0%	17	-41.2%
Total risk-weighted assets (end of period)	80,500	56,600	42.1%	76,000	5.8%
RAROC after tax [1]	11.4%	13.2%		14.9%
RAROC before tax [1]	18.1%	22.8%		20.9%
Economic capital (average over period) [1]	3,284	2,615	25.6%	3,066	7.1%
Total staff (FTEs end of period)	7,365	6,243	18.0%	6,964	5.8%

1.	Figures under 4Q2005 are for full year 2005
Key Performance Indicators
•	Record 1.1 million new customers added in first quarter

•	Mortgage portfolio grows 6.2% to EUR 56.3 billion

•	Funds entrusted grow by EUR 6.7 billion to EUR 194.7 billion, despite EUR 2.1 billion negative currency impact
ING Direct is a strong source of growth for ING Group and the company continues to commit additional economic capital to support the rapid expansion of the business. Management is focused on maintaining strong growth in customers and funds entrusted, while increasing returns as business units benefit from economies of scale. At the same time, ING Direct is seeking to grow the residential mortgage portfolio to reach 40% of funds entrusted in the coming years. Strong growth is also expected in off-balance sheet products such as mutual funds, particularly in the euro countries where interest rates remain low and equity markets have rallied.
Commercial growth in the first quarter was very strong, with a record 1.1 million increase in new customers. The U.K. unit posted a profit for the first time, and the U.S. attracted a record EUR 5.0 billion in new funds entrusted following a successful promotional campaign. The residential mortgage portfolio increased 6.2% to EUR 56.3 billion, amounting to 29% of total funds entrusted.
Earnings Analysis: First Quarter
In the first quarter, underlying profit before tax from ING Direct rose 28.3% to EUR 163 million, up from EUR 127 million in the first quarter of 2005. ING Direct added nearly 1.1 million new customers, bringing the total number of clients at the end of
March to 15.8 million. The performance remained strong despite a flattening of the yield curve in many markets as well as negative currency impacts, which masked strong growth in mortgages and funds entrusted in local currency terms compared with the end of the fourth quarter.
Funds entrusted increased by EUR 6.7 billion, or 3.6%, to EUR 194.7 billion at the end of March. Currency effects had a negative impact of EUR 2.1 billion on growth in funds entrusted. Excluding currency effects, funds entrusted increased 4.7% compared with the end of 2005. Off-balance sheet funds entrusted, which are mainly mutual funds and brokerage accounts, rose by EUR 2.4 billion, or 22.2%, to EUR 13.2 billion as some clients shifted from savings to mutual funds.
The residential mortgage portfolio grew by EUR 3.3 billion, or 6.2%, to EUR 56.3 billion at the end of March. The appreciation of the euro had a EUR 1.0 billion negative impact on mortgage growth. Excluding currency effects, the residential mortgage portfolio grew by 8.4% in the first quarter. Own-originated residential mortgages accounted for EUR 45.7 billion of the total portfolio, an increase of EUR 3.6 billion compared with year-end 2005, while the bought pools of residential mortgages decreased by EUR 0.3 billion to EUR 10.6 billion.

19

Income
Total income rose 24.6% to EUR 607 million, or 19.0% excluding currency effects, mainly driven by an increase in the interest result due to the continued strong growth in funds entrusted and residential mortgages. The total interest margin narrowed slightly to 0.94% from 0.97% in the first quarter last year and from 0.96% in the fourth quarter of 2005 due to a flattening of the yield curve in most currency zones and a strategic decision to maintain competitive client rates to stimulate growth. Client rates were raised in the U.S., Canada, Austria and Italy. Rates were reduced in the U.K. in January, and in April rate increases came into effect in the U.S. and Germany. The interest margin has been restated to include interest income on economic capital.
Expenses
Operating expenses increased 31.3% to EUR 424 million, mainly due to higher marketing costs to support commercial growth in a more competitive environment, as well as strong growth in mortgage production. Excluding currency effects, operating expenses increased 27.3%, due in part to higher marketing expenditure. Special campaigns were started in the first quarter to encourage new and existing customers to increase their balances. The cost/income ratio of ING Direct increased to 69.9% from 66.3% in the first quarter of 2005, and the operational cost base (excluding marketing expenses) was 0.44% of total assets compared with 0.40% in 2005. The increase is partially attributable to seasonal effects and the ratios are expected to decline again over the course of the year. The number of full-time employees rose to 7,365 from 6,243 a year earlier, reflecting investments to maintain high service levels and support the continued growth of the business.
The addition to the provision for loan losses declined to EUR 20 million, or an annualised 10 basis points of average credit-risk-weighted assets. That compares with 27 basis points in the first quarter of 2005.
RAROC
The after-tax risk-adjusted return on capital of ING Direct declined to 11.4% from 13.2% in the first quarter of 2005, which is slightly below the 12% target, mainly due to higher marketing expenses to boost growth. Total economic capital increased to EUR 3.3 billion from EUR 2.6 billion, reflecting the strong growth of the business.
ING Direct: Geographical Breakdown

	Underlying profit before tax		Number of Clients		Funds Entrusted		Residential Mortgages
	(In EUR million)		(x 1,000)		(In EUR billion)		(In EUR billion)
	1Q	1Q	31 March	31 December	31 March	31 December	31 March	31 December
	2006	2005	2006	2005	2006	2005	2006	2005

Canada	14	14	1,361	1,309	12.6	12.6	8.0	7.5
Spain	15	14	1,342	1,249	13.7	12.8	3.9	3.6
Australia	20	15	1,282	1,240	10.8	10.4	12.6	12.5
France	5	3	556	501	11.5	10.8
United States	35	53	3,786	3,382	39.0	34.0	10.8	10.9
Italy	5	2	700	632	13.4	13.3	1.0	0.8
Germany & Austria	66	40	5,699	5,390	60.0	58.4	20.0	17.7
United Kingdom	3	-8	1,039	1,003	33.7	35.7

ING Direct units	163	133	15,765	14,706	194.7	188.0	56.3	53.0

ING Card	0	-6

Total	163	127

Geographical Breakdown
The increase in profit before tax was driven mainly by strong commercial growth and higher results in almost all countries. ING Direct U.K. posted a profit for the first time in the first quarter, following a reduction of the client rate in January. The rate reduction resulted in an anticipated outflow of funds entrusted in the U.K. as the most rate-sensitive clients with high balances left. However, total client numbers in the U.K. continued to increase and net inflows are expected to return again in the second quarter.
Compared with the first quarter of 2005, profit before tax in the U.S. declined to EUR 35 million from EUR 53 million due to increases in client rates following increases in the Federal Reserve rate and an unfavourable yield curve development. Profit before tax in Canada, which was also affected by a flattening yield curve, remained unchanged at EUR 14 million. Compared with the fourth quarter of 2005, total profit before tax declined 11.4%, mainly due to higher marketing expenses, reflecting seasonal patterns.
ING Card reached break even in the first quarter of 2006, compared with a loss of EUR 6 million in the first quarter of 2005. The improvement was mainly caused by efficiency improvements in the business processes and temporarily lower marketing activities.

20

4. Assets under Management
Assets under Management distributed per Business Line

	Total		AUM by Business Line, 31 March 2006
	31 March	31 December	Insurance	Insurance	Insurance	Wholesale	Retail	ING
In EUR billion	2006	2005	Europe	Americas	Asia/Pacific	Banking	Banking	Direct

Third-party AUM:
- for insurance policyholders	120.1	118.9	31.0	63.4	25.3		0.4
- for institutional clients	101.1	99.9	27.0	20.9	11.1	40.8	1.3
- for retail clients	86.9	83.2	7.0	34.9	12.5	1.4	24.9	6.2
- for private banking clients	55.8	50.7					55.8

Total third-party AUM	363.9	352.7	65.0	119.2	48.9	42.2	82.4	6.2

Proprietary assets	191.2	194.7	81.7	80.4	24.3	4.8

Total assets under management	555.1	547.4	146.7	199.6	73.2	47.0	82.4	6.2

•	Assets under management rise to EUR 555.1 billion

•	Net inflow reaches EUR 7.0 billion in first quarter

•	Third-party AUM rise 3.2% to EUR 363.9 billion
Assets under Management
Assets under management increased EUR 7.7 billion in the first quarter of 2006 to EUR 555.1 billion as strong growth at ING Real Estate and Insurance Asia/Pacific was partially offset by currency effects. The growth was driven by a net inflow of EUR 7.0 billion as well as EUR 6.8 billion due to higher stock markets. Currencies had a negative impact of EUR 8.7 billion, mainly due to the strengthening of the euro against the U.S. dollar in the first quarter. An additional increase of EUR 2.6 billion in assets under management was related to a redefinition of the client scope for Private Banking. Third-party assets under management increased 3.2% to EUR 363.9 billion, accounting for two-thirds of total assets under management.
Inflow
The net inflow of EUR 7.0 billion was driven mainly by ING Real Estate and Insurance Asia/Pacific. ING Real Estate showed strong net inflows of EUR 3.6 billion, including EUR 2.3 billion from ING Clarion in the U.S. Insurance Asia/Pacific contributed EUR 2.4 billion in net inflow, driven in part by continued strong sales of single-premium variable annuities in Japan.
Assets under Management by Manager

	Total		Third-Party Assets		Proprietary Assets
	31 March	31 December	31 March	31 December	31 March	31 December
In EUR billion	2006	2005	2006	2005	2005	2006

ING Investment Management Europe	144.9	143.3	86.9	85.0	58.0	58.3
ING Investment Management Americas	151.2	155.3	69.9	71.0	81.3	84.3
ING Investment Management Asia/Pacific	60.0	61.1	36.4	37.8	23.6	23.3

ING Investment Management	356.1	359.7	193.2	193.8	162.9	165.9
ING Real Estate	52.5	49.5	42.2	39.2	10.3	10.3
Private Banking	47.6	43.5	47.6	43.5
Other	24.1	26.2	6.1	7.7	18.0	18.5

Assets managed internally	480.3	478.9	289.1	284.2	191.2	194.7

Funds managed externally	74.8	68.5	74.8	68.5

Total assets under management	555.1	547.4	363.9	352.7	191.2	194.7

21

Assets under Management by Manager
The asset management business units manage EUR 480.3 billion of assets, of which EUR 191.2 billion is proprietary assets and EUR 289.1 billion is third-party assets. In addition, ING’s business units distributed EUR 74.8 billion in funds managed by other parties, illustrating the strength of ING’s distribution channels in open architecture markets. Externally managed funds were mainly distributed by Insurance Americas (EUR 50.7 billion), particularly in unit-linked and retirement services products in the U.S. In addition, ING Life Japan (EUR 10.4 billion) and ING Direct (EUR 5.8 billion) contributed significantly to the distribution of funds through open architecture arrangements.
ING Investment Management
ING Investment Management’s total assets under management amounted to EUR 356.1 billion, of which EUR 193.2 billion was managed on behalf of third parties. The third-party funds under management were little-changed compared with the end of 2005 as market appreciation was offset by currency impacts. ING IM Europe showed a net inflow of EUR 0.9 billion, supported by the Open-End Covered Call Strategies, which have raised more than EUR 600 million since their launch in the third quarter of 2005. The Strategies won the Morningstar 2005 award for innovative funds. ING IM Europe’s Emerging Market Debt strategy accounted for almost EUR 600 million in inflows in the first quarter, and strong growth in Poland contributed EUR 0.3 billion in net inflow. In Asia, ING Funds Japan and the Pan-European Bond Fund showed strong inflows. ING IM Americas showed a net outflow of third-party funds, mainly due to the loss of an institutional mandate and maturing structured and guaranteed products. The Global Resources mandate was transferred to ING IM Americas to manage in January with EUR 0.3 billion and it grew to more than EUR 0.4 billion at the end of the first quarter. On a global basis, strong performance of mutual funds resulted in 78% of all funds outperforming their benchmark on a one-year basis. Overall, ING IM Americas produced strong investment performance results, including 85% of its mutual funds assets outperforming their benchmark on a 1-year basis.
ING Real Estate
Assets under management at ING Real Estate increased 5.8% to EUR 52.5 billion, including EUR 49.9 billion in investment funds and EUR 2.6 billion in development projects. The investment management activities posted a 5.9% increase in assets under management, driven by a strong inflow of EUR 3.6 billion, including EUR 2.3 billion at ING Clarion. In the first quarter of 2006 ING Real Estate launched the European Industrial Fund, an un-listed pan-European fund for institutional investors, which had attracted EUR 0.2 billion in funds by the end of March and is expected to grow to EUR 1.0 billion over time. ING Real Estate now manages 58 real estate funds in 17 countries. The real estate development portfolio increased to EUR 2.6 billion from EUR 2.5 billion. In the first quarter 2006 the Cannstatter Carré shopping mall in Stuttgart-Bad Cannstatt was opened and fully let. The total portfolio of ING Real Estate, including the real estate finance portfolio of EUR 20.2 billion, increased to EUR 72.7 billion at the end of the first quarter 2006, up from EUR 69.9 billion at the end of 2005.
Private Banking
Assets under management on behalf of clients at ING Private Banking increased by EUR 5.1 billion to EUR 55.8 billion, of which EUR 8.2 billion was invested in funds from other ING business units and external mutual fund suppliers. The remaining EUR 47.6 billion was managed directly by ING Private Banking. The strong increase of EUR 5.1 billion was driven by a net inflow of EUR 1.6 billion, of which EUR 0.8 billion was realised in Asia, EUR 0.3 billion in the Netherlands and EUR 0.4 billion in Belgium. An increase of EUR 2.6 billion in assets under management was due to the redefinition of the Private Banking client scope in Luxembourg and Belgium.
Third-Party assets managed internally by asset class

	Period Ended
In EUR billion	31 March 2006		31 December 2005

Equities	97.2	33.6%	91.8	32.3%
Fixed-income	109.5	37.9%	107.2	37.7%
Real Estate	43.5	15.0%	40.9	14.4%
Cash	38.9	13.5%	44.3	15.6%

Total	289.1	100%	284.2	100%

22

5. Capital Management
ING’s Capital Base

	ING Groep NV		ING Verzekeringen NV		ING Bank NV
	31 March	31 Dec.	31 March	31 Dec.	31 March	31 Dec.
In EUR million	2006	2005	2006	2005	2006	2005

Capital & Reserves	36,362	36,736	20,808	20,627	20,769	21,330
Group hybrid capital	8,636	7,883	1,788	1,823	6,552	5,764
Core debt	3,836	3,969

Total capitalisation	48,834	48,588	22,596	22,450	27,322	27,095

Adjustments to capital
- Revaluation reserves fixed income etc excluded from adjusted equity	-3,169	-6,477	-1,367	-3,365	-1,906	-3,211
- Revaluation reserves excluded from Tier-1					-1,292	-1,128
+ Insurance hybrid capital			2,250	2,250
+ Minorities			1,315	1,227	653	652

Regulatory capital			24,794	22,562	24,777	23,407

+ Other qualifying capital					11,893	11,318
+ DAC/ViF adjustment (50%)			4,476	4,503
- Group leverage	-3,836	-3,969

Adjusted equity	41,829	38,142	29,270	27,065	36,670	34,725

•	Adjusted equity increases 9.7% to EUR 41,829 million

•	Capital ratios for banking and insurance both increase

•	Debt/equity ratio ING Group improves to 8.4%
ING’s Capital Base
ING’s capital position improved further in the first quarter. The Group calculates capital ratios based on adjusted equity, which is calculated as capital & reserves, plus hybrid Tier-1 capital, minus unrealised gains on fixed income securities, cash flow hedges and acquired goodwill. The Group’s adjusted equity increased to EUR 41.8 billion at the end of March from EUR 38.1 billion at the end of December. The book capital & reserves decreased slightly to EUR 36.4 billion from EUR 36.7 billion due to a significant decline in the revaluation reserve for fixed-income securities.
Capital Market Transactions
In February ING issued GBP 600 million in hybrid Tier-1 capital in the U.K. institutional market. This transaction marked ING’s debut hybrid Tier-1 transaction in the U.K. and further diversified the capital base. The proceeds were used to support the growth of ING Bank. In January and February ING bought 11.9 million shares in the market at an average price of EUR 29.21 to adjust its hedge position for employee options. In March ING agreed with Aegon to buy back 24,051,039 preference A shares for EUR 89.5 million. The number of preference A shares outstanding will be reduced to 63 million when the purchased shares are cancelled in the second quarter of 2006.
Capital Ratios
The leverage of ING Group and ING Insurance continued to improve in the first quarter. The debt/equity ratio of the Group improved to 8.4%, and the debt/equity ratio of ING Insurance improved to 12.7%, well within the targets of 10% and 15% respectively. The improvements were driven by higher profit, the issuance of hybrid capital and higher equity markets. ING Bank’s Tier-1 ratio rose to 7.43% from 7.32% as a 6% increase in Tier-1 capital was partially offset by a 4% increase in risk-weighted assets. The solvency ratio of ING Insurance improved further to 277% of EU regulatory capital.
Credit Ratings
Standard & Poor’s and Moody’s have a stable outlook on the ratings of ING Group (AA-, Aa3), ING Insurance (AA-, Aa3) and ING Bank (AA, Aa2), respectively.
Capital Management: Key Figures

	Period Ended
	31 March	31 December
	2006	2005

Debt/equity ratio ING Group	8.4%	9.4%
Debt/equity ratio Insurance	12.7%	13.4%
Capital coverage ratio Insurance	277%	255%
Tier-1 ratio Bank	7.43%	7.32%
BIS ratio Bank	11.00%	10.86%

Shares outstanding[1]	2,157.6 mln	2,169.5 mln
Preference shares outstanding	87.1 mln	87.1 mln

1. Average over the first quarter 2006 and full year 2005

23

Appendix 1: Key Figures
ING Group: Key Figures

	First Quarter		Annual Figures
	1Q2006	1Q2005	FY2005	FY2004	FY2003[1]	FY2002[1]	FY2001[1]

Income (EUR million)
Insurance operations	15,696	14,000	57,424	55,602	53,223	59,729	55,999
Banking operations	3,661	3,678	13,848	12,678	11,680	11,201	11,111

Total income[2]	19,309	17,638	71,141	68,159	64,736	70,913	66,685

Operating Expenses
Insurance operations	1,297	1,197	5,195	4,746	4,897	5,203	5,583
Banking operations	2,213	2,129	8,844	8,795	8,184	8,298	8,186

Total operating expenses	3,510	3,326	14,039	13,541	13,081	13,501	13,769

Impairments/add’n to provision for loan losses	-25	0	119	475	1,288	2,099	907

Insurance profit before tax	1,254	1,022	3,978	4,322	3,506	4,453	3,896
Banking profit before tax	1,473	1,553	4,916	3,418	2,371	1,468	2,170

Total profit before tax	2,727	2,575	8,894	7,740	5,877	5,921	6,066

Taxation	629	572	1,379	1,709	1,490	1,089	1,165
Third-party interests	92	62	305	276	344	332	324

Net profit	2,006	1,941	7,210	5,755	4,043	4,500	4,577

Figures per ordinary share (EUR)
Net profit	0.93	0.89	3.32	2.71	2.00	2.32	2.37
Distributable net profit	0.93	0.89	3.32	2.71	2.00	2.20	2.20
Dividend			1.18	1.07	0.97	0.97	0.97
Capital & Reserves	16.87	14.39	16.96	12.95	10.08	9.14	11.03

Balance Sheet (EUR billion)
Total assets	1,201	1,037	1,159	964	779	716	705
Capital & Reserves	36	31	37	28	21	18	22

Capital Ratios (%)
ING Group debt/equity ratio	8.4%	8.7%	9.4%	12.6%
Insurance capital coverage ratio	277%	206%	255%	204%	180%	169%	180%
Insurance debt/equity ratio	12.7%	15.2%	13.4%	14.4%
Bank Tier-1 ratio	7.43%	7.22%	7.32%	6.92%	7.59%	7.31%	7.03%

Market capitalisation (EUR billion)	72	51	65	49	39	32	57

Key Performance Indicators
- Return on equity (ROE)	24.8%	27.2%	26.6%	25.4%	21.5%	17.4%	15.3%
- Net profit growth	3%	72%	25%	n.a.	-10%	-2%	-62%

Insurance
- Value of new life business	248	188	805	632	440	519	336
- Internal rate of return (life)	14.0%	12.6%	13.2%	12.1%	10.9%	11.5%	11.2%
- Combined ratio (non-life)	87%	88%	95%	94%	98%	102%	103%

Banking
- Cost/income ratio	60.4%	57.9%	63.9%	69.4%	70.1%	74.1%	73.7%
- RAROC after tax	24.0%	23.9%	22.6%	14.5%

Assets under management (EUR billion)	555	470	547	492	463	449	513

Employees (FTEs end of period)	117,949	113,723	116,614	112,196	114,335	116,200	113,100

1. Figures according to Dutch GAAP.
2. Including inter-company eliminations

24

Appendix 2: Consolidated Profit & Loss Account
ING Group: Consolidated Profit & Loss Account on Underlying Basis

	ING Group[1]			Insurance		Banking
In EUR million	1Q2006	1Q2005	Change	1Q2006	1Q2005	1Q2006	1Q2005

Premium income	12,525	11,130	12.5%	12,525	11,130
Investment income	2,611	2,330	12.1%	2,517	2,176	114	161
Interest result banking operations	2,367	2,125	11.4%			2,395	2,158
Commission income	1,121	888	26.2%	416	345	705	543
Other income	637	672	-5.2%	190	264	447	408

Total underlying income	19,261	17,145	12.3%	15,648	13,915	3,661	3,270

Underwriting expenditure	12,805	11,469	11.6%	12,805	11,469
Other interest expenses	293	229	27.9%	341	269
Operating expenses	3,510	3,270	7.3%	1,297	1,188	2,213	2,082
Impairments/additions to loan loss provision	-25				4	-25	-4

Total underlying expenditure	16,583	14,968	10.8%	14,443	12,930	2,188	2,078

Underlying profit before tax	2,678	2,177	23.0%	1,205	985	1,473	1,192

Taxation	610	580	5.2%	228	244	382	336

Underlying profit before third-party interests	2,068	1,597	29.5%	977	741	1,091	856
Third-party interests	92	62	48.4%	78	46	14	16

Total underlying net profit	1,976	1,535	28.7%	899	695	1,077	840

Net gains/losses on divestments	30	390		30	29		361
Net profit from divested units		16			6		10
Special items after tax

Net profit (attributable to shareholders)	2,006	1,941	3.3%	929	730	1,077	1,211

1.	Including inter-company eliminations
Divestments & Special Items after tax

	ING Group			Insurance		Banking
In EUR million	1Q2006	1Q2005	Change	1Q2006	1Q2005	1Q2006	1Q2005

Underlying net profit	1,976	1,535	28.7%	899	695	1,077	840

Net gains/losses on divestments
- gain on unwinding Piraeus	19			19
- Australia non-life	11			11
- sale of Freeler		10			10
- gain ING Canada greenshoe		19			19
- sale Baring Asset Management		269					269
- sale of ING Bank Slaski shares		92					92

Total Gains/losses on divestments	30	390		30	29		361

Profit after tax from divested units		16			6		10

Net profit (attributable to shareholders)	2,006	1,941	3.3%	929	730	1,077	1,211

25

ING Group: Total Consolidated Profit & Loss Account

	ING Group[1]			Insurance		Banking
In EUR million	1Q2006	1Q2005	Change	1Q2006	1Q2005	1Q2006	1Q2005

Premium income	12,525	11,162	12.2%	12,525	11,162
Investment income	2,645	2,730	-3.1%	2,551	2,229	114	508
Interest result banking operations	2,367	2,130	11.1%			2,395	2,163
Commission income	1,120	941	19.0%	415	345	705	596
Other income	652	675	-3.4%	205	264	447	411

Total income	19,309	17,638	9.5%	15,696	14,000	3,661	3,678

Underwriting expenditure	12,804	11,508	11.3%	12,804	11,508
Other interest expenses	293	229	27.9%	341	269
Operating expenses	3,510	3,326	5.5%	1,297	1,197	2,213	2,129
Impairments/additions to loan loss provision	-25				4	-25	-4

Total expenditure	16,582	15,063	10.1%	14,442	12,978	2,188	2,125

Total profit before tax	2,727	2,575	5.9%	1,254	1,022	1,473	1,553

Taxation	629	572	10.0%	247	246	382	326
Profit before third-party interests	2,098	2,003	4.7%	1,007	776	1,091	1,227

Third-party interests	92	62	48.4%	78	46	14	16

Net profit (attributable to shareholders)	2,006	1,941	3.3%	929	730	1,077	1,211

1.	Including inter-company eliminations
Divestments & Special Items before tax

	ING Group			Insurance		Banking
In EUR million	1Q2006	1Q2005	Change	1Q2006	1Q2005	1Q2006	1Q2005

Underlying profit before tax	2,678	2,177	23.0%	1,205	985	1,473	1,192

Net gains/losses on divestments
- gain on unwinding Piraeus	34			34
- Australia non-life	15			15
- sale of Freeler		10			10
- gain ING Canada greenshoe		19			19
- sale Baring Asset Management		255					255
- sale of ING Bank Slaski shares		92					92

Gains/losses on divestments	49	376		49	29		347

Profit before tax from divested units		22			8		14

Total profit before tax	2,727	2,575	5.9%	1,254	1,022	1,473	1,553

26

Appendix 3: Key Figures per Quarter
ING Group: Key Figures per Quarter

In EUR million	1Q2006	4Q2005	3Q2005	2Q2005	1Q2005

Underlying profit before tax:
Insurance Europe	443	561	465	490	506
Insurance Americas	484	424	569	549	437
Insurance Asia/Pacific	156	112	113	52	169
Other Insurance	122	-75	-44	-226	-127

Underlying profit before tax from Insurance	1,205	1,022	1,103	865	985

Wholesale Banking	764	502	568	481	725
Retail Banking	566	506	501	414	394
ING Direct	163	184	179	127	127
Other Banking	-20	-64	-3	-56	-54

Underlying profit before tax from Banking	1,473	1,128	1,245	966	1,192

Underlying profit before tax	2,678	2,150	2,348	1,831	2,177

Taxation	610	492	567	366	580

Profit before third-party interests	2,068	1,658	1,781	1,465	1,597
Third-party interests	92	109	72	62	62

Underlying net profit	1,976	1,549	1,709	1,403	1,535

Net gains/losses on divestments	30	18	-2	8	390
Net profit from divested units		-5	1	5	16
Special items after tax		278	170	135

Net profit (attributable to shareholders)	2,006	1,840	1,878	1,551	1,941

Earnings per share (in EUR)	0.93	0.85	0.86	0.72	0.89

Divestments & Special Items after tax per Quarter

in EUR million	1Q 2006	4Q 2005	3Q 2005	2Q 2005	1Q 2005

Underlying net profit	1,976	1,549	1,709	1,403	1,535

Net gain/losses on divestments:
- gain on unwinding Piraeus	19
- Australia non-life	11
- sale Life of Georgia		-7		-39
- sale Austbrokers		25
- sale ING Re			13
- sale Baring Asset Management			-15		269
- restructuring NMB-Heller				47
- gain ING Canada greenshoe					19
- sale Freeler					10
- sale of ING Bank Slaski shares					92

Total gains/losses on divestments	30	18	-2	8	390

Profit after tax for divested units		-5	1	5	16

Special items after tax:
- tax releases Insurance		130	170	100
- tax releases/tax assets Banking		148		35

Total special items		278	170	135

Net profit (attributable to shareholders)	2,006	1,840	1,878	1,551	1,941

27

Appendix 4: Consolidated Balance Sheet

ING Group: Consolidated Balance Sheet
	ING Group		ING Verzekeringen NV		ING Bank NV		Holding/Eliminations
	31 March	31 Dec.	31 March	31 Dec.	31 March	31 Dec.	31 March	31 Dec.
In EUR million	2006	2005	2006	2005	2006	2005	2006	2005

Assets
Cash and balances with central banks	10,882	13,084	3,690	2,744	7,480	10,718	-288	-378
Amounts due from banks	56,402	47,466			56,402	47,466
Non-trading derivatives	6,943	7,766	1,727	2,346	5,464	5,780	-248	-360
Financial assets at fair value through P&L	282,232	260,378	105,484	101,965	177,724	159,260	-976	-847
Investments	328,455	324,644	142,998	144,508	185,456	180,135	1	1
Loans and advances to customers	449,910	439,181	37,385	38,467	413,728	403,059	-1,203	-2,345
Reinsurance contracts	7,672	8,285	7,672	8,285
Property and equipment	5,823	5,757	1,091	1,109	4,729	4,624	3	24
Other assets	52,357	52,078	30,643	29,386	21,946	22,993	-232	-301

Total assets	1,200,676	1,158,639	330,690	328,810	872,929	834,035	-2,943	-4,206

Equity and liabilities
Capital and reserves	36,362	36,736	20,808	20,627	20,769	21,331	-5,215	-5,222
Third-party interests	1,780	1,689	1,315	1,227	487	482	-22	-20

Total equity	38,142	38,425	22,123	21,854	21,256	21,813	-5,237	-5,242

Liabilities
Preference shares	296	296					296	296
Subordinated loans	6,870	6,096	4,192	4,376	18,350	18,781	-15,672	-17,061
Insurance and investment contracts	265,679	263,487	265,679	263,487
Amounts due to banks	119,419	122,234			119,419	122,234
Customer deposits and other funds on deposit	483,598	465,712			483,319	466,154	279	-442
Debt securities in issue/other borrowed funds	111,744	113,514	20,731	21,538	73,314	73,295	17,699	18,681
Financial liabilities at fair value through P&L	130,106	103,620			130,105	103,619	1	1
Non-trading derivatives	6,043	6,248	797	896	5,408	5,593	-162	-241
Other liabilities	38,779	39,007	17,168	16,659	21,758	22,546	-147	-198

Total liabilities	1,162,534	1,120,214	308,567	306,956	851,673	812,222	2,294	1,036

Total equity and liabilities	1,200,676	1,158,639	330,690	328,810	872,929	834,035	-2,943	-4,206

Change in Capital & Reserves
	ING Group		ING Verzekeringen NV		ING Bank NV		Holding/Eliminations
In EUR million	Dec05/	Dec04/	Dec05/	Dec04/	Dec05/	Dec04/	Dec05/	Dec04/
	Mar06	Dec05	Mar06	Dec05	Mar06	Dec05	Mar06	Dec05

Capital & Reserves	36,736	28,172	20,627	15,501	21,331	17,197	-5,222	-4,526
Net profit first three months 2006/year 2005	2,006	7,210	923	3,291	1,078	3,950	5	-31
Unrealised revaluations equities	850	1,760	862	1,725	37	70	-49	-35
Unrealised revaluations debt securities	-2,944	-134	-1,861	100	-1,083	-234
Transfer to insurance liabilities (shadow accounting)	977	-89	977	-89
Realised capital gains equities released to P&L	-179	-431	-163	-310	-16	-121
Realised capital gains debt securities released to P&L	-33	-226	-4	-185	-29	-41
Change in cashflow hedge reserve	-457	764	-263	526	-194	238
Other revaluations	141	12	10	-178	131	446		-256
Changes re-own shares	-347	-234					-347	-234
Exchange rate differences	-412	2,141	-359	1,654	-53	489		-2
Cash dividend		-2,461		-1,595	-400	-701	400	-165
Other	24	252	59	187	-33	38	-2	27

Total changes	-374	8,564	181	5,126	-562	4,134	7	-696

Capital & Reserves	36,362	36,736	20,808	20,627	20,769	21,331	-5,215	-5,222

28

Appendix 5: Consolidated Cash Flow Statement

ING Group: Consolidated Cash Flow Statement
	ING Group		Insurance		Banking
In EUR million	1Q2006	1Q2005	1Q2006	1Q2005	1Q2006	1Q2005

Net cash flow from operating activities	3,004	10,450	5,037	6,196	-1,707	2,972
Investments and advances:
- associates	-65	-114	-40	-25	-25	-89
- available-for-sale investments	-83,379	-59,268	-53,375	-35,772	-30,004	-23,496
- held-to-maturity investments		-1,029				-1,029
- investment properties	-137	-59	-54	-56	-83	-3
- property and equipment	-116	-175	-49	-29	-67	-107
- assets subject to operating leases	-301	-205			-301	-205
- investments for the risk of policyholders	-10,364	-10,399	-10,364	-10,399
- other investments	-48	-32	-20	-32	-28
Disposals and redemptions:
- group companies		746		83		674
- associates	78	87	7	126	71	36
- available-for-sale investments	71,567	44,957	50,970	31,288	20,597	13,669
- held-to-maturity investments	517	105			517	105
- investment properties	170	48	69	24	101	24
- property and equipment	42	285	35	13	7	272
- assets subject to operating leases	120	120
- investments for the risk of policyholders	9,275	8,494	9,275	8,494
- other investments	21	4	16	4	5

Net cash flow from investing activities	-12,620	-16,555	-3,530	-6,281	-9,090	-10,149

Proceeds from issuance of subordinated loans	865				865
Borrowed funds and debt securities	3,723	-394	-465	1,234	3,774	-712
Deposits by reinsurers	46	78	46	78
Issuance of ordinary shares	1	2			1	2
Purchase of treasury shares	-503	-93	-21		-482	-93
Sale of treasury shares	151	35	34	9	117	26
Dividends paid/received				-350		350

Net cash flow from financing activities	4,283	-372	-406	971	4,275	-427

Net cash flow	-5,333	-6,477	1,101	886	-6,522	-7,604

Cash and equivalents at beginning of year	3,335	12,280	2,756	2,670	970	10,318
Effect of exchange-rate on cash and equivalents	-219	297	-152	100	-67	196

Cash and equivalents at end of period	-2,217	6,100	3,705	3,656	-5,619	2,910

- of which Treasury bills and other eligible bills	11,530	12,266			11,530	12,266
- of which Amounts due to/from banks	-24,629	-16,641			-24,629	-16,641
- of which Cash and balances with central banks	10,882	10,475	3,705	3,656	7,480	7,285

29

Appendix 6: Additional Information

Insurance P&L: Life & Non-Life
	Life Insurance			Non-Life Insurance
In EUR million	1Q2006	1Q2005	Change	1Q2006	1Q2005	Change

Premium income	10,695	9,351	14.4%	1,830	1,779	2.9%
Investment income	2,242	1,981	13.2%	275	195	41.0%
Commission income	379	314	20.7%	37	31	19.4%
Other income	181	272	-34.5%	9	-8

Total underlying income	13,497	11,918	13.2%	2,151	1,997	7.7%

Underwriting expenditure	11,414	10,095	13.1%	1,391	1,374	1.2%
Other interest expenses	332	261	27.2%	9	8	12.5%
Operating expenses	945	866	9.1%	352	322	9.3%
Impairments		4

Total underlying expenditure	12,691	11,226	13.1%	1,752	1,704	2.8%

Underlying profit before tax	806	692	16.5%	399	293	36.2%

Insurance Investment & Other Income
In EUR million	1Q2006	1Q2005	Change	4Q2005	Change

Income from debt securities/other fixed-interest securities	2,410	2,131	13.1%	1,999	20.6%
Realised gains/losses on bonds[1]	5	63	-92.1%	-2	n.a.
Income from investment property	55	52	5.8%	80	-31.3%
Change in fair value real estate	11	36	-69.4%	46	-76.1%
Dividend income	70	49	42.9%	70
Realised gains/losses on equities	188	44	327.1%	212	-11.3%
Other	233	172	35.5%	587	-60.3%
Eliminations	-455	-371		-464

Total underlying investment income	2,517	2,176	15.7%	2,528	-0.4%

Valuation results on non-trading derivatives	-78	82	-195.1%	-120	-35.0%
Share of profit associates[2]	117	79	48.1%	145	-19.3%
Other	151	103	46.6%	35	331.4%

Total underlying other income	190	264	-28.0%	60	216.7%

1.	Approximately 50% of this amount has been transferred to the provision for deferred profit sharing (shadow accounting). Realised gains also include recoveries of previous impairments

2.	Including fair-value changes real estate participations

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Banking Investment, Commission & Other Income
In EUR million	1Q2006	1Q2005	Change	4Q2005	Change

Change in fair value real estate	8	2	300.0%	21	-61.9%
Realised gains/losses on equities	18	41	-56.1%	1
Realised gains/losses on bonds	42	8	425.0%	7	500.0%
Other investment income	46	110	-58.2%	97	-52.6%

Total underlying investment income	114	161	-29.2%	126	-9.5%

Funds transfer	156	124	25.8%	160	-2.5%
Securities business	222	150	48.0%	161	37.9%
Insurance broking	42	38	10.5%	14	200.0%
Management fees	175	136	28.7%	167	4.8%
Brokerage and advisory fees	52	28	85.7%	25	108.0%
Other	58	67	-13.4%	99	-41.4%

Total underlying commission income	705	543	29.8%	626	12.6%

Valuation results non-trading derivatives	54	84	-35.7%	29	86.2%
Share of profit associates	37	9	311.1%	55	-32.7%
Result of trading portfolio	248	201	23.4%	-57
Other	108	114	-5.3%	196	-44.9%

Total underlying other income	447	408	9.6%	223	100.4%

Insurance Value of New Business Statistics
	New Production 1Q2006					New Production 1Q2005
	Value	Present		Investment	Acquisition	Value	Present		Investment	Acquisition
	of New	Value of	VNB/PV	in New	Expense	of New	Value of	VNB/PV	in New	Expense
In EUR million	Business	Premiums	Premiums	Business	Overruns	Business	Premiums	Premiums	Business	Overruns

Netherlands	25	725	3.4%	34	1	21	704	3.0%	35	1
Belgium (& Luxembourg)	2	312	0.6%	12	1	7	389	1.8%	9	0
Rest of Europe	26	726	3.6%	32	-1	18	459	3.9%	40	8

Insurance Europe	53	1,763	3.0%	78	1	46	1,552	3.0%	84	9

U.S.	60	5,600	1.1%	238	7	41	4,743	0.9%	213	5
Latin America	11	181	6.1%	33	3	2	120	1.7%	19	4

Insurance Americas	71	5,781	1.2%	271	10	43	4,863	0.9%	232	9

Australia & NZ	5	350	1.4%	13	0	5	347	1.4%	7	0
Japan	32	1,594	2.0%	66	2	36	840	4.3%	63	-4
Korea	54	1,067	5.1%	15	3	30	570	5.3%	13	-1
Taiwan	30	361	8.3%	30	0	27	273	9.9%	26	-1
Rest of Asia	3	199	1.5%	14	4	1	149	0.7%	12	5

Insurance Asia/Pacific	124	3,571	3.5%	138	9	99	2,179	4.5%	121	-1

Total	248	11,115	2.2%	487	20	188	8,594	2.2%	437	17

ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’). In preparing this interim financial information, the same accounting principles are applied as in the 2005 ING Group Annual Accounts. All figures in this document are unaudited.
Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including developing markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

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